FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

dated January 25, 2021

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS
(Exact Name as Specified in its Charter)

BrasilAgro – Brazilian Agricultural Real Estate Company

(Translation of Registrant’s Name)

1309 Av. Brigadeiro Faria Lima, 5th floor, São Paulo, São Paulo 01452-002, Brazil

(Address of principal executive offices)

Gustavo Javier Lopez,

Administrative Officer and Investor Relations Officer,

Tel. +55 11 3035 5350, Fax +55 11 3035 5366, ri@brasil-agro.com

1309 Av. Brigadeiro Faria Lima, 5th floor

São Paulo, São Paulo 01452-002, Brazil

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

BrasilAgro - Companhia Brasileira de Propriedades Agrícolas

Unaudited Interim Condensed Consolidated Financial Statements

September 30, 2020

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Unaudited interim condensed consolidated financial statements

September 30, 2020

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Interim condensed consolidated statement of financial position

(In thousands of reais)

	Note	September 30, 2020	June 30, 2020
		Unaudited	Audited
Assets
Current assets
Cash and cash equivalents	5.1	224,169	171,045
Derivative financial instruments	6	6,728	7,180
Accounts receivable and others	7	205,714	183,350
Inventories	8	127,247	138,778
Biological assets	9	97,515	115,553
Transactions with related parties	29	916	701
Total current assets		662,289	616,607

Noncurrent assets held for sale		-	25,857

Noncurrent assets
Biological assets	9	22,939	25,444
Restricted marketable securities	5.2	5,069	5,044
Derivative financial instruments	6	760	1,746
Deferred taxes	17.1	36,846	23,282
Accounts receivable and others	7	336,173	262,387
Investment properties	10	872,230	858,261
Transactions with related parties	29	1,519	1,511
Investments	11	5,745	5,742
Property, plant and equipment	12	107,154	115,925
Intangible assets		1,454	1,469
Right-of-use of assets	13	89,501	101,093
Total noncurrent assets		1,479,390	1,401,904
Total assets		2,141,679	2,044,368

See accompanying notes.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Interim condensed consolidated statements of financial position

(In thousands of reais)

Liabilities and equity	Note	September 30, 2020	June 30, 2020
		Unaudited	Audited
Current liabilities
Trade accounts payable and others	15	113,898	111,170
Loans, financing and debentures	16	208,061	217,274
Salaries and payroll obligations		15,577	19,600
Derivative financial instruments	6	53,494	18,333
Other liabilities	18	6,471	5,017
Transactions with related parties	29	2,881	2,849
Leases payable	14	29,482	25,849
Total current liabilities		429,864	400,092

Noncurrent liabilities
Trade accounts payable and others	15	32,698	28,002
Loans, financing and debentures	16	247,176	296,839
Deferred taxes	17.1	39,194	34,031
Leases payable	14	137,496	126,514
Derivative financial instruments	6	9,291	1,462
Provision for legal claims	27	1,535	1,485
Other liabilities	18	39,893	34,374
Total noncurrent liabilities		507,283	522,707
Total liabilities		937,147	922,799
Equity
Capital	19.a	699,811	699,811
Capital reserves		(34,292)	(34,292)
Treasury shares	19.f	(31,501)	(31,501)
Income reserves		358,606	358,606
Additional dividends proposed	19.d	13,606	13,606
Other comprehensive income	19.e	122,648	115,339
Retained earnings		75,654	-
Total equity		1,204,532	1,121,569

Total liabilities and equity		2,141,679	2,044,368

See accompanying notes.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Interim condensed consolidated statements of income

For the three-month period ended September 30

(In thousands of reais, unless stated otherwise)

	Note	2020	2019
		Unaudited

Revenue	21.a	222,214	166,006
Gain on sale of farms	21.b	5,752	16,572
Changes in fair value of biological assets and agricultural products	9	50,599	38,218
Adjustment to net realizable value of agricultural products after harvest, net	8,1	2,269	(1,345)
Cost of sales	22	(207,539)	(158,808)
Gross profit		73,295	60,643

Selling expenses	22	(5,437)	(3,873)
General and administrative expenses	22	(7,908)	(9,186)
Other operating (expenses) income, net	24	(2,813)	446
Share of loss of a joint venture	11.a	(44)	(40)
Operating income		57,093	47,990

Financial income (expenses)
Financial income	25	187,273	71,605
Financial expenses	25	(171,806)	(70,370)
Profit before income and social contribution taxes		72,560	49,225

Income and social contribution taxes	17,2	3,094	(8,649)

Net profit for the period		75,654	40,576

Basic earnings per share - in Brazilian reais	26	1.2749	0.7542
Diluted earnings per share - in Brazilian reais	26	1.2638	0.7495

See accompanying notes.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Interim condensed consolidated statements of comprehensive income

For the three-month period ended September 30

(In thousands of reais, unless otherwise stated)

	Notes	2020	2019
		Unaudited

Net income for the period		75,654	40,576

Other comprehensive income that may be reclassified to statement of income in subsequent periods:
Currency translation adjustment of foreign operations	19.e	7,309	16,233

Total comprehensive income for the period		82,963	56,809

See accompanying notes.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Interim condensed consolidated statements of changes in equity

For the three-month period ended September 30, 2020 and 2019

(In thousands of reais)

			Capital reserves			Income reserves
	Note	Capital	Additional paid-in capital	Share-based payments	Treasury shares	Legal reserve	Reserve for investment and expansion	Additional dividends proposed	Other comprehensive income	Retained earnings	Total equity
At June 30, 2019		584,224	-	3,645	(35,208)	25,557	255,495	7,944	38,876	-	880,533

Share-based compensation plan		-	-	1,510	-	-	-	-	-	-	1,510
Net profit for the period		-	-	-	-	-	-	-	-	40,576	40,576
Currency translation adjustment of foreign operations	19.e	-	-	-	-	-	-	-	16,233	-	16,233

At September 30, 2019		584,224	-	5,155	(35,208)	25,557	255,495	7,944	55,109	40,576	938,852

			Capital reserves			Income reserves
	Note	Capital	Additional paid-in capital	Share-based payments	Treasury shares	Legal reserve	Reserve for investment and expansion	Additional dividends proposed	Other comprehensive income	Retained earnings	Total equity
At June 30, 2020		699,811	(33,566)	(726)	(31,501)	31,535	327,071	13,606	115,339	-	1,121,569

Net profit for the period		-	-	-	-	-	-	-	-	75,654	75,654
Currency translation adjustment of foreign operations	19.e	-	-	-	-	-	-	-	7,309	-	7,309

At September 30, 2020		699,811	(33,566)	(726)	(31,501)	31,535	327,071	13,606	122,648	75,654	1,204,532

See accompanying notes.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Interim condensed consolidated statements of cash flows

For the three-month period ended September 30

(In thousands of reais)

	Note	2020	2019
		Unaudited
CASH FLOWS FROM OPERATING ACTIVITIES
Net profit for the period		75,654	40,576
Adjustment to reconcile net profit for the period
Depreciation and amortization	22	29,706	11,972
Gain on sale of farm	21.b	(5,752)	(16,572)
Residual value of property, plant and equipment and intangible assets disposed		3,117	245
Write-off of capitalized costs in investment properties		108	487
Share of loss of a joint venture	11.a	44	40
Unrealized loss on derivatives, net	25	44,445	2,849
Unrealized foreign exchange loss, monetary variation and financial charges, net		21,422	6,077
Gain on remeasurement of receivable from sale of farms, net		(89,951)	(10,202)
Effect of share-based incentive plan – ILPA		-	1,510
Deferred income and social contribution taxes	17,2	(8,401)	3,688
Changes in fair value of biological assets and agricultural products	9	(50,599)	(38,218)
Adjustments to net realizable value of agricultural products after harvest	8,1	(2,269)	1,345
Allowance for expected credit losses	22	(163)	-
Provision (reversal of) for legal claims	27	50	(89)
		17,411	3,708
Changes in working capital
Trade accounts receivable		19,544	9,696
Inventories		13,531	4,643
Biological assets		72,535	56,604
Recoverable taxes		(3,917)	(3,451)
Derivative financial instruments		(168)	685
Other receivables		11,227	(9,012)
Trade accounts payable		176	661
Transactions with related parties		(235)	(163)
Taxes payable		4,293	7,472
Income and social contribution taxes		-	(4,458)
Salaries and payroll obligations		(4,045)	(6,584)
Advances from customers		1,625	(3,915)
Leases payable		(62)	(7,531)
Other obligations		(2,284)	(34)
Net cash flows from operating activities		129,631	48,321

CASH FLOWS FROM INVESTING ACTIVITIES
Additions to property, plant and equipment and intangible assets		(8,009)	(6,975)
Additions to of investment properties		(9,766)	(3,734)
Redemption of marketable securities, net		1,061	353
Increase in investments and interest held in associates		-	(2,087)
Acquisition of joint venture Cresca		-	24
Cash received from sale of farms		5,500	2,698
Net cash used in investing activities		(11,214)	(9,721)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from loans and financing	16	7,856	12,622
Interest paid on loans, financing and debentures	16	(10,754)	(14,931)
Repayment of loans, financing and debentures	16	(62,458)	(31,906)
Net cash flows used in financing activities		(65,356)	(34,215)

Net increase in cash and cash equivalents		53,061	4,385
Cash and cash equivalents at beginning of period	5,1	171,045	106,627
Effect of exchange rate variation on cash and cash equivalents		63	1,449

Cash and cash equivalents at end of period	5,1	224,169	112,461

See accompanying notes.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the interim condensed consolidated financial statements

September 30, 2020

(In thousands of reais, unless otherwise stated)

1.	Operations

BrasilAgro - Companhia Brasileira de Propriedades Agrícolas (“BrasilAgro” or "Company") was incorporated on September 23, 2005 and is headquartered at Avenida Brigadeiro Faria Lima, 1309, in São Paulo with branches in the states of Bahia, Goiás, Mato Grosso, Minas Gerais, Maranhão and Piauí, and in Paraguay, in the state of Boquerón. The ultimate parent company of BrasilAgro is Argentine-based Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria (“Cresud S.A.C.I.F.Y.A.”).

BrasilAgro corporate purpose includes:

●	agriculture, cattle raising and forestry activities of any type and nature and rendering directly or indirectly related services;

●	the import and export of agricultural products and inputs and those related to cattle raising activity;

●	the purchase, sale and/or rental of properties, land, buildings and real estate in rural and/or urban areas; real estate brokerage involving any type of operations;

●	holding interest, as a member, in other companies and commercial ventures of any nature, in Brazil and/or abroad, directly or indirectly related to the purposes described herein; and

●	management of its own and third-party assets.

The Company has sixteen (16) farms in six (6) Brazilian states and one (1) farm in Paraguay, for a total area of 215,330 hectares of own lands and 50,747 hectares of leased lands.

1.1.	Sale of Farms

a)	Sale of Jatobá IV Farm

On July 11, 2019, the Company signed a purchase and sale agreement for a total area of 1,134 hectares (893 agricultural hectares) of the Jatobá Farm, a rural property located in the city of Jaborandi, state of Bahia, for an amount corresponding to 302 bags of soybean per agricultural hectare, totaling R$23,183 as of September 2, 2019.

On September 2, 2019, the buyer met the contractual conditions to take possession of the Jatobá IV farm upon the down payment of R$2,698. As a result, revenue was recognized in the statement of income (see Note 21.b) and the remaining balance corresponding to 232,000 soybean bags is recorded in accounts receivable from sales of farms, to be received in six annual installments ending in 2025 (Note 7.1.e – Jatobá IV).

b)	Sale of Bananal X Farm

On July 31, 2020, the Company concluded the sale of a 2,160-hectare area of the Bananal Farm (“Bananal X”), a property located in the municipality of Luís Eduardo Magalhães (Bahia), with 1,714 hectares of agricultural area and 446 hectares of legal reserve and permanent preservation area. The area sold was owned by the subsidiary Agrifirma, a company acquired on January 27, 2020, and was not part of the Company’s farm portfolio due to the sale commitment signed by the former management.

The agreement was executed on March 22, 2019 for a fixed price of R$28,000 to be paid in seven installments. In the last fiscal year ended June 30, 2020, the farm was maintained as noncurrent asset held for sale due to a disagreement involving the lessor of the area at the time of the sale that impeded the transfer of possession to the buyer. On July 31, 2020, the conditions provided for in the agreement were met and the Company recognized the sale without effect on profit or loss for the period, since the asset was registered at its fair value less selling expenses, as set forth in IFRS 5 – Noncurrent Assets Held for Sale and Discontinued Operations.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the interim condensed consolidated financial statements

September 30, 2020

(In thousands of reais, unless otherwise stated)

Up to the date of transfer of ownership, the Company received R$7,500 (Note 7.1.e – Bananal X). The amount of R$2,000 refers to installments 1 and 2, which were transferred on February 20, 2019 and March 15, 2019 as advances, while the amount of R$5,500 corresponds to installments 3 and 4 received on July 31, 2020. The remaining balance of R$20,500 will be received in three annual installments ending in 2023.

1.2.	COVID-19 Impacts

COVID-19 cases were first reported on December 31, 2019, and since then the disease has spread to various countries, including Brazil and Paraguay, where the Company operates, with reports of numerous deaths caused by the new coronavirus. On March 11, 2020, the World Health Organization declared a global pandemic.

In March 2020, the Company developed and implemented a plan with various measures to protect the health of the employees, contribute to containing COVID-19 and mitigate its effects on operations. These measures included:

●	Creating a Prevention and Risk Committee to continuously assess the overall situation, update preventive measures and actions to minimize risks, and coordinate the implementation of action plans;

●	Establishing a home office policy for employees who are at risk or who work at the corporate office in São Paulo;

●	Adoption of various measures and protocols to protect the safety of all persons involved in the Company’s operational context, following the guidelines of the Brazilian Ministry of Health;

●	Contingency plans to support any possible disruption in the Company’s operations.

The operations in Brazil and Paraguay continued normally and to date the Company has not had any material impact caused by the spread of COVID-19.

COVID-19 could affect the Company’s operations if a significant portion of its workforce cannot work effectively due to the spread of the virus, quarantines, government actions, the shutdown of facilities or other restrictions. Part of the Company’s revenue is generated by the sale of commodities to local clients, but the global market for said commodities relies on an extensive logistics and supply chain, including ports, distribution centers and suppliers. In addition, the high volatility in the U.S. dollar exchange rate and the prices of commodities could result in losses for the Company.

With regards to its business, a fact that merits attention is the strong demand for exports benefited by the appreciation of the U.S. dollar. With regards to the logistics chain, no significant disruptions were noted in the logistics and export operations, as well as in inbound shipments of raw materials and goods, most of which had been acquired prior to the quarantine period in Brazil. With regard to sales commitments for the 2019/20 crop year, the Company has not identified any material changes, since their origination is based on a strong correlation between the way the negotiations are conducted, and the players selected as commercial partners. Therefore, to date, the Company has not observed any matters related to these commitments. Moreover, the Company is well positioned to surmount the effects caused by covid-19, with its main concerns including its cash preservation, leverage ratio and cost and borrowing efficiency, which are aligned with the risk policies adopted by the Company.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the interim condensed consolidated financial statements

September 30, 2020

(In thousands of reais, unless otherwise stated)

Short and long-term liquidity is preserved, and even any changes in inbound and outbound shipments are scaled to not affect significantly the Company’s financial position. BrasilAgro did not identify significant risks with regards to its capacity to continue operating. Lastly, no material subsequent events related to facts known after June 30, 2020 that should be disclosed were identified. During the quarter ended September 30, 2020, no material impacts were identified, being important to note that:

●	As of the reporting date, most of the crop already had been shipped; with only the cotton crop partially affected by delays in chain, but without any adverse effect on invoicing;

●	In terms of logistics, the receipt of inputs is on schedule without adverse effects on the start of planting and the remainder is scheduled to be received in accordance with the Company’s needs for planting over the coming months;

●	The sugarcane operations continue without any adverse effects, considering that the mills have not interrupted their activities and that prices have recovered, despite the initial volatility; and

●	In Paraguay, meat packers have reopened and sales of meat have resumed.

2.	Basis of preparation and presentation of the consolidated financial statements

The significant accounting policies applied when preparing these Interim condensed consolidated financial statements are consistent with the policies applied as of June 30, 2020.

2.1.	Basis of preparation

On December 28, 2020, the Company’s executive board approved these Interim condensed consolidated financial statements and authorized them for issuance.

The interim condensed consolidated financial statements are presented in thousands of reais (“R$”), which represents the Company’s presentation and functional currency.

The interim condensed consolidated financial statements for the three-month period ended September 30, 2020 have been prepared in accordance with IAS 34, Interim Financial Reporting.

Non-financial data included in this Interim condensed consolidated financial statements, such as number of hectares owned by the Company, among others, has not been subject to audit procedures, or any review from our independent auditors.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the interim condensed consolidated financial statements

September 30, 2020

(In thousands of reais, unless otherwise stated)

Basis of consolidation

The interim condensed consolidated financial statements comprise the financial statements of BrasilAgro and its subsidiaries as of September 30, 2020 and June 30, 2020, as described below.

Subsidiaries and joint ventures (%)	September 30, 2020	June 30, 2020
Jaborandi Agrícola Ltda. (“Jaborandi Agrícola”)	99.99	99.99
Imobiliária Jaborandi Ltda. (“Jaborandi”)	99.99	99.99
Imobiliária Cremaq Ltda. (“Cremaq”)	99.99	99.99
Imobiliária Engenho Ltda. (“Engenho”)	99.99	99.99
Imobiliária Araucária Ltda. (“Araucária”)	99.99	99.99
Imobiliária Mogno Ltda. (“Mogno”)	99.99	99.99
Imobiliária Cajueiro Ltda. (“Cajueiro”)	99.99	99.99
Imobiliária Ceibo Ltda. (“Ceibo”)	99.99	99.99
Imobiliária Flamboyant(“Flamboyant”)	99.99	99.99
Agrifirma Agro Ltda (“Agrifirma”) (**)	99.99	99.99
Agrifirma Bahia Agropecuária Ltda. (“Bahia”) (*)	99.99	99.99
I.A. Agro Ltda. (“I.A. Agro”) (*)	99.99	99.99
GL Empreendimentos e Participações Ltda. (“GL”) (*)	99.99	99.99
Agrifirma Delaware LLC (“Delaware”) (*)	-	100.00
Palmeiras S.A. (“Palmeiras”)	99.99	99.99
Agropecuaria Morotí S.A. (“Moroti”)	99.99	99.99

(*)	Subsidiaries of Agrifirma – indirect control.

(**)	The corporate name of the subsidiary Agrifirma, which was acquired on January 27, 2020, was changed from Agrifirma Brasil Agropecuária S.A. to Agrifirma Agro Ltda in the period ended September 30, 2020.

2.2.	New standards, amendments and interpretations of standards

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group’s annual consolidated financial statements for the year ended June 30, 2020, except for the adoption of new standards effective as of July 1, 2020. The Group has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.

Several amendments and interpretations apply for the first time in 2020, but do not have an impact on the interim condensed consolidated financial statements of the Company. There are no new standards and interpretations issued that caused, according to Management’s analysis, any significant impact on these interim consolidated financial statements.

a.	Amendments to IFRS 3 (R1): Definition of a business

In October 2018, the IASB issued amendments to IFRS 3 regarding the definition of a business to help entities to determine if a set of activities and assets acquired is a business or not. They clarify the minimum requirements for a company, eliminate the assessment of if market participants are capable of replacing missing elements, include guidelines to help entities to evaluate if an acquired process is substantive, determine better the definitions of business and outputs and introduce a test of concentration of optional fair value. New illustrative cases were provided with the amendments.

Since the amendments apply prospectively to transactions or other events occurring on the date or after the first-time adoption, the Company will not be affected by these amendments on the transition date.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the interim condensed consolidated financial statements

September 30, 2020

(In thousands of reais, unless otherwise stated)

b.	Amendments to IAS 1 and IAS 8: Definition of material omission

In October 2018, IASB issued amendments to IAS 1 and IAS 8 – Accounting Policies, Changes in Accounting Estimates and Errors to align the definition of omission in all standards, with the information material if omitting, misstating or obscuring if it could reasonably influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements, which provide financial information about a specific reporting entity

Such amendments are not expected to have a significant impact on Company’s individual and consolidated financial statements.

There are no other standards and interpretations issued and not yet adopted that may, in the opinion of the Management, significantly impact profit or loss or shareholders’ equity disclosed by the Company.

3.	Significant accounting estimates and judgments

Accounting estimates and judgments are continuously assessed and based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the current circumstances.

Based on the assumptions, the Company concerning its future. The resulting accounting estimates will, by definition, seldom equal the related actual amounts. The estimates and assumptions that have a significant risk of causing a material misstatement to the carrying amounts of assets and liabilities within the next year are as follows:

a)	Contingencies

The Company is party to different legal and administrative proceedings, as described in Note 27. Provisions are set up for all the contingencies related to legal claims that are estimated to represent probable losses (present obligations resulting from past events in which an outflow of resources is probable, and amounts can be reliably estimated). The evaluation of the likelihood of loss is responsibility of the Company and includes the opinion of outside legal advisors.

b)	Biological assets

The fair value of biological assets recorded in the balance sheet (Note 9) was determined using valuation techniques, including the discounted cash flow method. The inputs for these estimates are based on those observable in the market, whenever possible, and when such inputs are not available, a certain level of judgment is required to estimate the fair value. Judgment includes considerations on data e.g. price, productivity, crop cost and production cost.

Changes in the assumptions on these factors might affect the fair value recognized for biological assets.

An increase or decrease by 1% in the expected productivity of sugarcane and grains/cotton would result in an increase or decrease in biological asset by R$1,002 and an increase or decrease by 1% in the price of sugarcane and grains/cotton would result in an increase or decrease in biological asset by R$1,583.

With regard to cattle, the Company values its stock at fair value based on market price publicly available for the region.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the interim condensed consolidated financial statements

September 30, 2020

(In thousands of reais, unless otherwise stated)

c)	Investment properties

The fair value of investment properties was determined through an appraisal prepared by the Company.

The appraisal was performed by means of standards adopted in the market considering the characteristics, location, type of soil, climate of the region, calculation of improvements, presentation of the elements and calculation of the land value, which may differ based on these variables.

d)	Deferred income tax

The Company recognizes deferred income tax assets and liabilities, as described in Note 17, on tax loss carryforwards and temporary differences between the carrying amount and the tax basis of assets and liabilities using statutory rates. The Company regularly assesses if the deferred income tax assets recognized are recoverable, considering the taxable profit generated in the past as well as the expected future taxable profit, in accordance with a technical feasibility study performed by the Company.

e)	Leases

The Company analyzes its agreements in accordance with the requirements of IFRS 16 and recognizes right-of-use assets and lease liabilities for the lease operations under agreements that meet the requirements of the accounting standard. Management considers as the lease component only the minimum fixed lease payments for the purpose of measuring the lease liabilities. The measurement of lease liabilities corresponds to the total future payments of leases and rentals, adjusted to present value, considering the incremental borrowing rate.

f)	Non-financial obligations

The Company analyzes its agreements in accordance with the requirements of IFRS 16 and recognizes right-of-use assets and lease liabilities for the lease operations under agreements that meet the requirements of the accounting standard. The Management of the Company considers as the lease component only the minimum fixed value for the purpose of measuring the lease liabilities. The measurement of lease liabilities corresponds to the total future payments of leases and rentals, adjusted to present value, considering the nominal discount rate which ranges between 4.87% and 8.93%.

For the cases where payments are indexed to the soybean bag, future minimum payments are estimated in number of soybean bags and translated into local currency using the soybean price of each region, on the base date of first-time adoption of IFRS 16, and adjusted to the current price at time of payment. Meanwhile, payments indexed to Consecana are stipulated in tons of sugarcane and translated into local currency based on the Consecana price in effect at the time.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the interim condensed consolidated financial statements

September 30, 2020

(In thousands of reais, unless otherwise stated)

4.	Financial risk management

The financial risk management adopted in the preparation of the consolidated interim financial statements is consistent with that adopted in Note 4 to the annual financial statements for June 30, 2020. Notes 4.1, 4.2, 4.3 to 4.10 disclosed in the annual financial statements for June 30, 2020 did not have significant changes.

4.1.	Analysis of exposure to financial asset and liability risks

a)	Currency risk

This risk arises from the possibility that the Company may incur losses due to fluctuations in exchange rates, which reduces the nominal amount of assets or increase the amount of liabilities. This risk also arises with respect to commitments to sell products existing in inventories or agricultural products not yet harvested when sales are made at prices to be fixed at a future date, prices which vary depending on the exchange rate.

b)	Interest rate and indices risk

This risk arises from the possibility that the Company may incur losses due to fluctuations in the interest rates or indices which increase financial expenses related to certain contracts for the acquisition of farms, indexed by inflation, such as the IGP-M rate ("FGV").

c)	Commodities risk

This risk arises from the possibility that the Company may incur losses due to fluctuations in the market prices of agricultural products.

4.2.	Estimate of fair value of derivative financial instruments

a)	Sensitivity analysis

Management identified for each type of derivative financial instrument the conditions for variation in foreign exchange rates, interest rates or commodities prices which may generate loss on assets and/or liabilities which is being hedged or, in the case of derivative financial instruments related to transactions not recorded in the balance sheet, in the fair value of the contracted derivatives.

The sensitivity analysis shows the impact from the changes in the market variables on the aforementioned financial instruments of the Company, considering all other market indicators comprised. Upon their settlement, such amounts may differ from those stated below, due to the estimates used in their preparation.

This analysis contemplates five distinct scenarios that differ due to the intensity of variation in relation to the current market. At September 30, 2020, as reference for probable scenarios I, II, III and IV, a variation in relation to the current market of 0%, -25%, -50%, +25%, +50%, respectively, was considered.

The preparation of the probable scenario took into consideration the market prices of each one of the reference assets of derivative financial instruments held by the Company at year end. Since all these assets are traded in competitive and open markets, the current market price is a meaningful reference for the expected price of these assets. Accordingly, since the current market price was the reference for the calculation of both book value and the Probable Scenario, it resulted in no mathematical difference.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the interim condensed consolidated financial statements

September 30, 2020

(In thousands of reais, unless otherwise stated)

The assumptions and scenarios are as follows:

	September 30, 2020
	Probable scenario	Scenario I -25%	Scenario II -50%	Scenario III +25%	Scenario IV +50%

Soybean - R$ / bag – November 13, 2020 (CBOT)	118.58	88.94	59.29	148.23	177.87
Soybean - R$ / bag – December 23, 2020 (CBOT)	127.19	95.39	63.60	158.99	190.79
Soybean - R$ / bag – December 28, 2020 (CBOT)	127.19	95.39	63.60	158.99	190.79
Soybean - R$ / bag – February 19, 2021 (CBOT)	126.97	95.23	63.49	158.71	190.46
Soybean - R$ / bag – February 23, 2021 (CBOT)	126.97	95.23	63.49	158.71	190.46
Soybean - R$ / bag – June 25, 2021 (CBOT)	127.19	95.39	63.60	158.99	190.79
Soybean - R$ / bag – July 14, 2021 (CBOT)	127.19	95.39	63.60	158.99	190.79
Soybean - R$ / bag – November 12, 2021 (CBOT)	120.20	90.15	60.10	150.25	180.30
Corn - R$ / bag – November 16, 2020 (CBOT)	66.46	49.85	33.23	83.08	99.69
Corn - R$ / bag – August 27, 2021 (CBOT)	51.73	38.80	25.87	64.66	77.60
Corn - R$ / bag – September 15, 2021 (CBOT)	56.38	42.29	28.19	70.48	84.57
Fed Cattle - R$ / @ – October 30, 2020 (BM&F)	256.00	192.00	128.00	320.00	384.00
Fed Cattle - R$ / @ – November 30, 2020 (BM&F)	258.40	193.80	129.20	323.00	387.60
Fed Cattle - R$ / @ – December 30, 2020 (BM&F)	257.45	193.09	128.73	321.81	386.18
Cotton - R$ / @ – November 13, 2020 (CBOT)	122.72	92.04	61.36	153.40	184.08
Cotton - R$ / @ – December 8, 2020 (CBOT)	122.72	92.04	61.36	153.40	184.08
Cotton - R$ / @ – November 12, 2021 (CBOT)	122.81	92.11	61.41	153.51	184.22
Cotton - R$ / @ – December 8, 2021 (CBOT)	122.81	92.11	61.41	153.51	184.22
USD – November 27, 2020	5.64	4.23	2.82	7.05	8.46
USD – November 30, 2020	5.64	4.23	2.82	7.05	8.46
USD – January 26, 2021	5.64	4.23	2.82	7.05	8.46
USD – June 28, 2021	5.68	4.26	2.84	7.10	8.52
USD – June 29, 2021	5.68	4.26	2.84	7.10	8.52
USD – June 30, 2021	5.68	4.26	2.84	7.10	8.52
USD – July 5, 2021	5.68	4.26	2.84	7.10	8.52
USD – July 15, 2021	5.68	4.26	2.84	7.10	8.52
USD – November 16, 2021	5.73	4.30	2.87	7.16	8.60
USD – November 17, 2021	5.73	4.30	2.87	7.16	8.60
USD – June 27, 2022	5.87	4.40	2.94	7.34	8.81
USD – June 28, 2022	5.87	4.40	2.94	7.34	8.81
Interest (rate%) – August 15, 2023	5.32%	3.99%	2.66%	6.65%	7.98%

	June 30, 2020
	Probable scenario	Scenario I -25%	Scenario II -50%	Scenario III +25%	Scenario IV +50%

Soybean - R$ / bag – July 3, 2020 (CBOT)	106.76	80.07	53.38	133.45	160.14
Soybean - R$ / bag – November 13, 2020 (CBOT)	106.51	79.88	53.26	133.14	159.77
Soybean - R$ / bag – December 28, 2020 (CBOT)	106.67	80.00	53.34	133.34	160.01
Soybean - R$ / bag – February 19, 2021 (CBOT)	106.09	79.57	53.05	132.61	159.14
Soybean - R$ / bag – June 25, 2021 (CBOT)	106.67	80.00	53.34	133.34	160.01
Corn - R$ / bag – July 15, 2020 (CBOT)	48.10	36.08	24.05	60.13	72.15
Corn - R$ / bag – July 16, 2020 (CBOT)	46.26	34.70	23.13	57.83	69.39
Corn - R$ / bag – September 15, 2020 (CBOT)	46.26	34.70	23.13	57.83	69.39
Corn - R$ / bag – September 16, 2020 (CBOT)	46.26	34.70	23.13	57.83	69.39
Corn - R$ / bag – August 27, 2021 (CBOT)	47.44	35.58	23.72	59.30	71.16
Fed Cattle - R$ / @ – October 30, 2020 (BM&F)	215.85	161.89	107.93	269.81	323.78
Cotton - R$ / @ – November 13, 2020(CBOT)	110.25	82.69	55.13	137.81	165.38
Cotton - R$ / @ – December 8, 2020(CBOT)	110.25	82.69	55.13	137.81	165.38
USD – August 31, 2020	5.45	4.09	2.73	6.81	8.18
USD – June 28, 2021	5.50	4.13	2.75	6.88	8.25
USD – June 29, 2021	5.50	4.13	2.75	6.88	8.25
USD – June 30, 2021	5.50	4.13	2.75	6.88	8.25
USD – July 15, 2021	5.51	4.13	2.76	6.89	8.27
USD – November 16, 2021	5.56	4.17	2.78	6.95	8.34
USD – November 17, 2021	5.56	4.17	2.78	6.95	8.34
Interest (rate%) – August 15, 2023	4.67%	3.50%	2.34%	5.84%	7.01%

This sensitivity analysis aims to measure the impact of variable market changes on the aforementioned financial instruments of the Company, considering all other market indicators remain unchanged. Estimated amounts below can significantly differ from amount eventually settled.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the interim condensed consolidated financial statements

September 30, 2020

(In thousands of reais, unless otherwise stated)

In addition, the Company presents a summary of possible scenarios for the following 12 months of the Company’s financial instruments. Reliable sources of index disclosure were used for the rates used in the “probable scenario”.

		Amounts in thousands reais R$
					Scenario I -		Scenario I - Possible		Scenario II - Remote		Scenario I - Possible		Scenario II - Remote
(*) annual average rates		At September 30, 2020			Probable		Decrease		Decrease		Increase		Increase
Operation	Risk	Balance (R$)	Notional	Rate	Balance (R$)	Rate (*)	Balance (R$)	-25% Rate	Balance (R$)	-50% Rate	Balance (R$)	25% Rate	Balance (R$)	50% Rate

Short-term investments	CDI	172,327	-	1.90%	(1,516)	2.78%	(1,206)	2.09%	(2,395)	1.39%	1,206	3.48%	2,395	4.17%
Marketable securities	CDI	5,069	-	1.90%	(45)	2.78%	(35)	2.09%	(70)	1.39%	35	3.48%	70	4.17%
Cash - USD	USD	35,502	6,294	5.64	(442)	5.71	(8,986)	4.28	(17,972)	2.86	8,986	7.14	17,972	8.57
Total cash and cash equivalents		212,898	6,294		(2,003)		(10,227)		(20,437)		10,227		20,437

Financing in Paraguay - Palmeiras	USD	(8,731)	(1,548)	5.64	(612)	5.71	12,465	4.28	24,930	2.86	(12,465)	7.14	(24,930)	8.57
Debentures	CDI	(99,876)	-	1.90%	(879)	2.78%	699	2.09%	1,388	1.39%	(699)	3.48%	(1,388)	4.17%
Financing for agricultural costs	CDI	(40,053)	-	1.90%	(352)	2.78%	280	2.09%	557	1.39%	(280)	3.48%	(557)	4.17%
Financing for working capital	CDI	(77,015)	-	4.91%	-	4.91%	947	3.68%	1,895	2.46%	(947)	6.14%	(1,895)	7.37%
Total financing (b)		(225,675)	(1,548)		(1,843)		14,391		28,770		(14,391)		(28,770)

Araucária III	Soybean bags	3,924	39,254	103.18	-	103.18	(981)	77.39	(1,962)	51.59	981	128.98	1,962	154.77
Araucária IV	Soybean bags	7,598	64,749	121.66	-	121.66	(1,900)	91.25	(3,799)	60.83	1,900	152.08	3,799	182.49
Araucária V	Soybean bags	51,734	450,000	127.70	-	127.70	(12,934)	95.78	(25,867)	63.85	12,934	159.63	25,867	191.56
Jatobá I	Soybean bags	3,540	30,000	119.80	-	119.80	(885)	89.85	(1,770)	59.90	885	149.76	1,770	179.71
Jatobá II	Soybean bags	150,096	1,309,497	137.41	-	137.41	(37,524)	103.06	(75,048)	68.71	37,524	171.77	75,048	206.12
Jatobá III	Soybean bags	58,183	500,194	136.97	-	136.97	(14,546)	102.73	(29,092)	68.48	14,546	171.21	29,092	205.45
Jatobá IV	Soybean bags	21,601	184,000	136.05	-	136.05	(5,400)	102.04	(10,801)	68.02	5,400	170.06	10,801	204.07
Jatobá V	Soybean bags	41,613	360,000	140.96	-	140.96	(10,403)	105.72	(20,807)	70.48	10,403	176.19	20,807	211.43
Alto Taquari I	Soybean bags	4,820	45,312	116.68	-	116.68	(1,205)	87.51	(2,410)	58.34	1,205	145.85	2,410	175.02
Alto Taquari II	Soybean bags	4,932	32,628	117.48	-	117.48	(1,233)	88.11	(2,466)	58.74	2,694	146.85	2,466	176.22
Alto Taquari III	Soybean bags	10,774	93,478	133.66	-	133.66	(2,694)	100.25	(5,387)	66.83	1,233	167.08	5,387	176.22
Total receivables from farms		358,815	3,109,112		-		(89,705)		(179,409)		89,705		179,409

Operations with derivatives, net	Grains	(36,278)	(5,161,450)	(a)	(36,278)	(a)	21,728	(a)	66,678	(a)	(124,552)	(a)	(214,745)	(a)
Operations with derivatives, net	USD	(22,082)	(46,690)	(a)	(22,083)	(a)	42,970	(a)	108,022	(a)	(87,136)	(a)	(152,188)	(a)
Operations with derivatives, net	Cattle	-	(52,140)	(a)	-	(a)	464	(a)	3,805	(a)	(6,219)	(a)	(9,560)	(a)
Operations with derivatives, net	Cotton	(674)	(4,050,000)	(a)	(674)	(a)	3,348	(a)	7,166	(a)	(5,739)	(a)	(10,888)	(a)
Operations with derivatives, net	Ethanol	-	(2,550)	(a)	-	(a)	1,212	(a)	2,416	(a)	(1,196)	(a)	(2,400)	(a)
Operations with derivatives, net	Swap	706	8,967	(a)	706	(a)	983	(a)	1,195	(a)	378	(a)	13	(a)
Margin - LFT Socopa	SELIC	3,031	-	1.90%	(27)	2.78%	(21)	2.09%	(42)	1.39%	21	3.48%	42	0.04
Total derivatives (a)		(55,297)			(58,356)		70,684		189,240		(224,443)		(389,726)

Cresca, net	USD	(1,732)	(307)	5.64	(21)	5.71	438	4.28	877	2.86	(438)	7.14	(877)	8.57
Helmir, net	USD	443	79	5.64	8	5.71	(113)	4.28	(226)	2.86	113	7.14	226	8.57
Total related parties		(1,289)	(228)		(13)		325		651		(325)		(651)

Serra Grande Farm	Soybean bags	(19,159)	162,000	124.88	-	124.88	4,790	93.66	9,580	62.44	(4,790)	156.10	(9,580)	187.32
Total Acquisitions payable		(19,159)	162,000		-		4,790		9,580		(4,790)		(9,580)

(*)	SOURCE Risks: Bloomberg
(a)	For sensitivity analysis of derivative positions, forward rates and prices at each maturity date of the operation were used, according to the table above.
(b)	The sensitivity analyses do not consider financing transactions with fixed rate.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the interim condensed consolidated financial statements

September 30, 2020

(In thousands of reais, unless otherwise stated)

b)	Credit risk

Credit risk refers to the risk of the noncompliance by a counterparty of its contractual obligations, leading the Company to incur financial losses. The risk to which the Company is exposed arises from the possibility of not recovering the amounts receivable from the sale of sugarcane, grains, and from the leasing of land.

To reduce credit risk in commercial transactions, the Company adopts the practice of defining credit limits in which it analyzes factors such as: the counterparty’s history, history of its business, commercial references and Credit Protection Institution (Serasa). The Company also constantly monitors the outstanding balances.

Currently, management does not expect losses due to the default of its counterparties and has no significant exposure to any individual counterparty.

c)	Liquidity risk

The table below shows the Company’s financial liabilities by maturity. The amounts disclosed in the table are the discounted contractual cash flows, in addition to the net derivative financial instruments, which are recorded at fair value. With respect to payables for the purchase of farms all amounts due at September 30, 2020 and June 30, 2020 are payable upon the fulfillment of certain conditions precedent by the sellers and as a result its payment date cannot be determined and have been considered as payable on demand in the table below and no interest or other financial charges have been considered.

Consolidated financial liabilities	Note	Less than one year	From one to two years	From three to five years	Above five years	Total

At September 30, 2020
Trade accounts payable	15.1	60,499	-	-	-	60,499
Derivative financial instruments	6	53,494	9,291	-	-	62,785
Loans, financing and debentures	16	208,061	198,766	33,574	14,836	455,237
Lease payables	14	29,482	23,130	65,930	48,436	166,978
Transactions with related parties	29	2,881	-	-	-	2,881
Other liabilities	18	6,471	33,584	6,309	-	46,364
At June 30, 2020
Trade accounts payable	15,1	55,603	-	-	-	55,603
Derivative financial instruments	6	18,333	1,462	-	-	19,795
Loans, financing and debentures	16	217,274	198,793	82,037	16,009	514,113
Lease payables	14	25,849	26,200	45,330	54,984	152,363
Transactions with related parties	29	2,849	-	-	-	2,849
Other liabilities	18	5,017	29,777	4,597	-	39,391

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the interim condensed consolidated financial statements

September 30, 2020

(In thousands of reais, unless otherwise stated)

4.3.	Capital management

The Company presents net debt of loans, financing and debentures and other liabilities and the financial leverage index:

	September 30, 2020	June 30, 2020
Total loans, financing and debentures (Note 16)	455,237	514,113
Total Other liabilities (Note 18)	46,364	39,391

Total derivatives (Note 6)	55,297	10,869
	556,898	564,373

Less: cash and cash equivalents (Note 5.1)	(224,169)	(171,045)
Less: restricted marketable securities (Notes 5.2)	(5,069)	(5,044)
	(229,238)	(176,089)

Net debt	327,660	388,284
Total equity	1,204,532	1,121,569
Financial leverage ratio	27.20%	34.62%

4.4.	Fair value hierarchy and classification of financial instruments

The carrying amount (less impairment) of trade accounts receivable and payables approximate their fair values. The fair value of financial liabilities, for disclosure purposes, is estimated by discounting the future contractual cash flows at the current market interest rate that is available for similar financial instruments.

The Company adopted IFRS 7 and IFRS 13 for financial instruments that are measured in the balance sheet at fair value; this requires disclosure of fair value measurements by level of the following fair value measurement hierarchy:

●	Quoted (unadjusted) prices in active markets for identical assets or liabilities (level 1);

●	Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices) (level 2);

●	Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs) (level 3).

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the interim condensed consolidated financial statements

September 30, 2020

(In thousands of reais, unless otherwise stated)

The following table presents the Company’s assets and liabilities, their classification and the fair value, as well as the level of hierarchy:

	September 30, 2020
Consolidated – R$ thousand	Note	Book value	Fair value	Quoted prices in active markets (Level 1)	Significant observable data (Level 2)	Significant non-observable data (Level 3)
Financial assets measured at amortized cost
Current
Trade accounts receivable, net	7.1	88,546	88,546	-	88,546	-
Transactions with related parties	29	916	916	-	916	-
Noncurrent
Transactions with related parties	29	1,519	1,519	-	1,519	-
Financial assets measured at fair value through profit or loss
Current
Cash and cash equivalents	5.1	172,327	172,327	172,327	-	-
Receivables from sales of farm, net (c)	7.1	92,492	92,492	-	-	92,492
Derivative financial instruments (b)	6	6,728	6,728	6,048	680	-
Noncurrent
Restricted marketable securities	5,2	5,069	5,069	5,069	-	-
Receivables from sales of farm, net (c)	7.1	307,915	307,915	-	-	307,915
Derivative financial instruments (b)	6	760	760	22	738	-
Non-financial assets measured at fair value
Current
Biological assets	9	97,515	97,515	-	6,590	90,925
Noncurrent
Biological assets	9	22,939	22,939	-	22,939	-
Non-financial assets measured at cost
Noncurrent
Investment property	10	832,761	1,872,701	-	-	1,872,701

Total		1,629,487	2,669,427	183,466	121,928	2,364,033

Financial liabilities measured at amortized cost
Current
Trade accounts payable	15.1	60,499	60,499	-	60,499	-
Loans, financing and debentures (a)	16	208,061	208,061	-	208,061	-
Transactions with related parties	29	2,881	2,881	-	2,881	-
Noncurrent
Loans, financing and debentures (a)	16	247,176	247,176	-	247,176	-
Financial liabilities measured at fair value through profit or loss
Current
Leases payable	14	29,482	29,482	-	29,482	-
Derivative financial instruments (b)	6	53,494	53,494	34,939	18,555	-
Payables related to farm acquisition	18	6,471	6,471	-	-	6,471
Noncurrent
Leases payable	14	137,496	137,496	-	137,496	-
Derivative financial instruments (b)	6	9,291	9,291	5,052	4,239	-
Restricted shares	18	14,233	14,233	14,233	-	-
Warrants – Agrifirma	18	12,162	12,162	-	12,162	-
Warrant dividends – Agrifirma	18	810	810	-	-	810
Payables related to farm acquisition	18	12,688	12,688	-	-	12,688
Total		794,744	794,744	54,224	720,551	19,969

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the interim condensed consolidated financial statements

September 30, 2020

(In thousands of reais, unless otherwise stated)

	June 30, 2020
Consolidated - R$ thousand	Note	Book value	Fair value	Quoted prices in active markets (Level 1)	Significant observable data (Level 2)	Significant non-observable data (Level 3)
Financial assets measured at amortized cost
Current
Trade accounts receivable, net	7.1	72,014	72,014	-	72,014	-
Transactions with related parties	29	701	701	-	701	-
Noncurrent
Transactions with related parties	29	1,511	1,511	-	1,511	-
Financial assets measured at fair value through profit or loss
Current
Cash and cash equivalents	5.1	141,095	141,095	141,095	-	-
Receivables from sales of farm, net (c)	7,1	73,678	73,678	-	-	73,678
Derivative financial instruments (b)	6	7,180	7,180	6,121	1,059	-
Noncurrent
Restricted marketable securities	5,2	5,044	5,044	5,044	-	-
Receivables from sales of farm, net (c)	7.1	240,074	240,074	-	-	240,074
Derivative financial instruments (b)	6	1,746	1,746	305	1,441	-
Non-financial assets measured at fair value
Current
Biological assets	9	115,553	115,553	-	9,037	106,516
Noncurrent
Biological assets	9	25,444	25,444	-	25,444	-
Non-financial assets measured at cost
Noncurrent
Investment property	10	814,398	1,872,701	-	-	1,872,701
Total		1,498,438	2,556,741	152,565	111,207	2,292,969

Financial liabilities measured at amortized cost
Current
Trade accounts payable	15.1	55,603	55,603	-	55,603	-
Loans, financing and debentures (a)	16	217,274	217,274	-	217,274	-
Transactions with related parties	29	2,849	2,849	-	2,849	-
Noncurrent
Loans, financing and debentures (a)	16	296,839	296,839	-	296,839	-
Financial liabilities measured at fair value through profit or loss
Current
Leases payable	14	25,849	25,849	-	25,849	-
Derivative financial instruments (b)	6	18,333	18,333	5,900	12,433	-
Payables related to farm acquisition	18	5,017	5,017	-	-	5,017
Noncurrent
Leases payable	14	126,514	126,514	-	126,514	-
Derivative financial instruments (b)	6	1,462	1,462	645	817	-
Restricted shares	18	13,490	13,490	13,490	-	-
Warrants – Agrifirma	18	10,860	10,860	-	10,860	-
Warrant dividends - Agrifirma	18	778	778	-	-	778
Payables related to farm acquisition	18	9,246	9,246	-	-	9,246
Total		784,114	784,114	20,035	749,038	15,041

(a)	The book value of loans, financing and debentures presented in the financial statements approximates the fair value, since the rates of these instruments are substantially subsidized and there is no intention of early settlement;
(b)	The derivative transactions negotiated at active market are measured at fair value at Level 1, over-the-counter transactions are measured at Level 2, as presented in the table above
(c)	Due to market volatility, one of the non-observable inputs became significant and the receivables from sales of farms were reclassified from Level 2 to Level 3. The Company’s policy is to recognize transfers from and to Level 3 on the date of the event or change in the circumstances that caused the transfer.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the interim condensed consolidated financial statements

September 30, 2020

(In thousands of reais, unless otherwise stated)

The significant non-observable inputs used in the measurement of the fair value of the credits from the sale of the farm classified as Level 3 in the fair value hierarchy, along with an analysis of quantitative sensitivity at September 30, 2020, are as follows:

Description	Evaluation method	Significant non-observable inputs	Variation of non-observable inputs	Sensitivity of inputs to fair value
Receivables from sales of farms	Discounted cash flow	Premium (or Basis)	0.56 – 0.96 USD/bu	The increase or decrease of 0.20 USD/bu in the premium (or basis) paid for the soybean would result in an impact of R$7,536. An increase or decrease of 1.9% in the receivables from the farm.
Payables due to acquisition of Serra Grande Farm	Discounted cash flow	Premium (or Basis)	0.56 – 0.96 USD/bu	The increase or decrease of 0.20 USD/bu in the premium (or basis) paid for the soybean would result in an impact of R$394,035. An increase or decrease of 2.1% in payables for the farm.

5.	Cash and cash equivalents and marketable securities

5.1.	Cash and cash equivalents

	CDI*	September 30, 2020	June 30, 2020

Cash and banks		51,842	29,950
Repurchase agreements (a)	62%	-	15,446
Bank deposit certificates	95.5% a 104%	172,327	125,649
		224,169	171,045

*	Interbank Deposit Certificates

(a)	The Company uses this type of investment for funds that will be redeemed in less than 30 days, according to the projected cash flow and also in case of need to invest funds that were received after banking hours.

The Company has R$35,502 (R$27,688 at June 30, 2020), of bank balances denominated in foreign currencies which do not bear any interest.

5.2.	Marketable securities

	CDI*	September 30, 2020	September 30, 2019

Banco do Nordeste (BNB) (a) (b)	99%	5,069	5,044
Total noncurrent		5,069	5,044

*	Interbank Deposit Certificate;
(a)	Indexed to rates from 98% to 99% of the CDI – Interbank Deposit Certificate.
(b)	The securities in BNB consist of CDBs provided as collateral for financing from the Bank and must be held up to the end of the contract.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the interim condensed consolidated financial statements

September 30, 2020

(In thousands of reais, unless otherwise stated)

6.	Derivative financial instruments

				September 30, 2020
				Total				Volume / Position
Risk	Maturity	Outstanding derivative instruments	Counterparty	Receivable	Payable	Net balance	Notional ('000)	Short (long) position	Unit
Currency US$	November-20	NDF	Itaú BBA	202	-	202	900	-	US$
Currency US$	November-20	NDF	Itaú BBA/Rabobank/Banco do Brasil	-	(12,088)	(12,088)	(16,400)	-	US$
Currency US$	January-21	NDF	Itaú BBA	-	(66)	(66)	(500)	-	US$
Currency US$	June-21	NDF	Rabobank/Banco do Brasil	-	(5,243)	(5,243)	(11,430)	-	US$
Currency US$	June-21	NDF	OLAM	478	-	478	(1,500)	-	US$
Currency US$	June-21	NDF	Banco do Brasil	-	(38)	(38)	(1,300)	-	US$
Currency US$	July-21	NDF	Banco do Brasil	-	(50)	(50)	(2,000)	-	US$
Currency US$	July-21	NDF	Rabobank/Banco do Brasil	-	(1,070)	(1,070)	(2,890)	-	US$
Currency US$	November-21	NDF	Rabobank	-	(383)	(383)	(890)	-	US$
Currency US$	November-21	NDF	Macquarie	32	-	32	(280)	-	US$
Currency US$	June-22	NDF	Itaú BBA	-	(2,976)	(2,976)	(8,400)	-	US$
Currency US$	June-22	NDF	Cargill		(880)	(880)	(2,000)	-	US$
		Current		680	(18,555)	(17,875)	(35,120)	-	US$
		Noncurrent		32	(4,239)	(4,207)	(11,570)	-	US$
		Total currency risk		712	(22,794)	(22,082)	(46,690)	-	US$
Soybean CBOT	February-21	Soybean options	Trading/Banks/CBOT	17	(6,006)	(5,989)	-	(440,000)	bags
Soybean CBOT	February -21	Soybean options	Trading/ Banks/CBOT	-	(4,508)	(4,508)	-	(735,000)	bags
Soybean CBOT	June-21	Soybean options	Trading/ Banks/CBOT	2,407	(18,639)	(16,232)	-	(1,495,000)	bags
Soybean CBOT	November-21	Soybean futures	Trading Companies/Banks/CBOT	-	(4,358)	(4,358)	-	(1,055,000)	bags
Soybean CBOT	July-21	Soybean futures	Trading Companies/Banks/CBOT	-	(864)	(864)	-	(185,000)	bags
Soybean CBOT	December-20	Accrual	Trading Companies/Banks/CBOT	-	(2,099)	(2,099)	-	(185,000)	bags
Soybean CBOT	December -20	Accrual	Trading Companies/Banks/CBOT	-	(1,102)	(1,102)	-	(185,000)	bags
Corn	August-21	Corn options	Trading Companies/Banks/CBOT	78	(212)	(134)	-	(200,000)	bags
Corn CBOT	August -21	Corn futures	Trading Companies/Banks/CBOT	-	(992)	(992)	-	(600,000)	bags
Corn BMF	November -20	Corn futures	Trading Companies/Banks/CBOT	-	-	-	-	(72,450)	bags
Corn BMF	September-21	Corn futures	Trading Companies/Banks/CBOT	-	-	-	-	(9,000)	bags
Fed Cattle BM&F	October-20	Fed cattle futures	BM&F	-	-	-	-	(42,240)	arroba
Fed Cattle BM&F	November -20	Fed cattle futures	BM&F	-	-	-	-	(3,300)	arroba
Fed Cattle BM&F	December -20	Fed cattle futures	BM&F	-	-	-	-	(6,600)	arroba
Cotton	November -20	Cotton options	Trading Companies/Banks/CBOT	-	(517)	(517)	-	(1,400,000)	ton
Cotton	November -21	Cotton options	Trading Companies/Banks/CBOT	22	(499)	(477)	-	-	ton
Cotton	December -20	Cotton futures	Trading Companies/Banks/CBOT	515	-	515	-	(2,000,000)	ton
Cotton	December -21	Cotton futures	Trading Companies/Banks/CBOT	-	(195)	(195)	-	(650,000)	ton
Ethanol BM&F	October-20	Ethanol futures	BM&F	-	-	-	-	(750)	m3
Ethanol BM&F	November -20	Ethanol futures	BM&F	-	-	-	-	(300)	m3
Ethanol BM&F	December -20	Ethanol futures	BM&F	-	-	-	-	(600)	m3
Ethanol BM&F	January-21	Ethanol futures	BM&F	-	-	-	-	(600)	m3
Ethanol BM&F	February -21	Ethanol futures	BM&F	-	-	-	-	(300)	m3
		Current (bags)		2,502	(34,422)	(31,920)	-	(4,106,450)	bags
		Current (arrobas)		-	-	-		(52,140)	arrobas
		Current (tons)		515	(517)	(2)	-	(3,400,000)	tons
		Current (cubic meters)		-	-	-	-	(2,550)	cubic meters
		Noncurrent (bags)		-	(4,358)	(4,358)	-	(1,055,000)	bags
		Noncurrent (tons)		22	(694)	(672)	-	(650,000)	tons
		Total risk with commodities		3,039	(39,991)	(36,952)	-	(9,266,140)
Interest R$	Auguts-23	Fixed DI SWAP	Banks	706	-	706	8,967	-	BRL

		Noncurrent		706	-	706	8,967	-	BRL
		Total risk with interest		706	-	706	8,967	-	BRL
		Total risks		4,457	(62,785)	(58,328)	(37,723)	(9,266,140)
		Margin deposit		3,031	-	3,031
			Current	6,728	(53,494)	(46,766)
			Noncurrent	760	(9,291)	(8,531)
			At September 30, 2020 (Note 25)	75,523	(130,472)

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the interim condensed consolidated financial statements

September 30, 2020

(In thousands of reais, unless otherwise stated)

				June 30, 2020
				Total				Volume / Position
Risk	Maturity	Outstanding derivative instruments	Counterparty	Receivable	Payable	Net balance	Notional ('000)	Short (long) position	Unit
Currency US$	August-20	NDF	Rabobank	141	-	141	(4,600)	-	US$
Currency US$	November-20	NDF	Rabobank	-	(221)	(221)	(1,500)	-	US$
Currency US$	November -20	NDF	Itaú BBA	-	(8,958)	(8,958)	(14,000)	-	US$
Currency US$	June-21	NDF	Rabobank	-	(1,426)	(1,426)	(4,930)	-	US$
Currency US$	June -21	NDF	Banco do Brasil	-	(1,828)	(1,828)	(6,500)	-	US$
Currency US$	June -21	NDF	OLAM	733	-	733	(1,500)	-	US$
Currency US$	June -21	NDF	Banco do Brasil	185	-	185	(1,300)	-	US$
Currency US$	July-21	NDF	Banco do Brasil	106	(311)	(205)	(1,450)	-	US$
Currency US$	July -21	NDF	Rabobank	-	(367)	(367)	(1,440)	-	US$
Currency US$	November -21	NDF	Rabobank	-	(139)	(139)	(520)	-	US$
Currency US$	November -21	NDF	Macquarie	78	-	78	(280)	-	US$
		Current		1,059	(12,433)	(11,374)	(34,330)	-	US$
		Noncurrent		184	(817)	(633)	(3,690)	-	US$
		Total currency risk		1,243	(13,250)	(12,007)	(38,020)	-	US$
Soybean CBOT	July-20	Soybean options	Trading Companies/Banks/CBOT	-	(1)	(1)	-	(83,344)	bags
Soybean CBOT	February-21	Soybean options	Trading Companies/Banks/CBOT	252	(774)	(522)	-	(199,571)	bags
Soybean CBOT	June-21	Soybean options	Trading Companies/Banks/CBOT	1,718	(1,916)	(198)	-	(301,625)	bags
Soybean CBOT	November-20	Soybean futures	Trading Companies/Banks/CBOT	-	(16)	(16)	-	(77,107)	bags
Soybean CBOT	December-20	Accrual	Trading Companies/Banks/CBOT	47	(40)	7	-	(83,911)	bags
Corn BM&F	July -20	Corn options	Itaú BBA	-	(55)	(55)	-	(16,650)	bags
Corn BM&F	September-20	Corn futures	Macquarie	-	(529)	(529)	-	(83,250)	bags
Corn BM&F	September -20	Corn options	BM&F	-	(1,431)	(1,431)	-	(253,350)	bags
Corn BM&F	September -20	Corn options	Itaú BBA	-	(682)	(682)	-	(166,500)	bags
Corn CBOT	August-21	Corn options	FC Stone	178	(130)	48	-	(84,670)	bags
Corn CBOT	September -20	Corn futures	Trading Companies/Banks/CBOT	51	(200)	(149)	-	(211,500)	bags
Corn CBOT	August -21	Corn futures	Trading Companies/Banks/CBOT	-	(257)	(257)	-	(254,011)	bags
Fed Cattle BM&F	October -20	Fed cattle futures	BM&F	-	-	-	-	(54,450)	arroba
Cotton	November -20	Cotton options	Trading Companies/Banks/CBOT	-	(256)	(256)	-	(625)	ton.
Cotton	November -21	Cotton options	Trading Companies/Banks/CBOT	127	(258)	(131)	-	-	ton.
Cotton	December-20	Cotton futures	Trading Companies/Banks/CBOT	1,038	-	1,038	-	(893)	ton.
Ethanol BM&F	August -20	Ethanol futures	BM&F	-	-	-	-	(150)	m³
Ethanol BM&F	September -20	Ethanol futures	BM&F	-	-	-	-	(450)	m³
Ethanol BM&F	October-20	Ethanol futures	BM&F	-	-	-	-	(150)	m³
		Current (bags)		2,068	(5,644)	(3,576)	-	(1,476,808)	bags
		Current (arrobas)		-	-	-	-	(54,450)	arrobas
		Current (tons)		1,038	(256)	782	-	(1,518)	tons
		Current (cubic meters)		-	-	-	-	(750)	cubic meters
		Noncurrent (bags)		178	(387)	(209)	-	(338,681)	bags
		Noncurrent (tons)		127	(258)	(131)	-	-	tons
		Total risk with commodities		3,411	(6,545)	(3,134)	-	(1,872,207)
Interest R$	August-23	Fixed DI SWAP	Bradesco	1,257	-	1,257	11,847	-	BRL
		Noncurrent		1,257	-	1,257	11,847	-	BRL
		Total risk with interest		1,257	-	1,257	11,847	-	BRL

		Total risks		5,911	(19,795)	(13,884)	(26,173)	(1,872,207)
		Margin deposit		3,015	-	3,015
			Current	7,180	(18,333)	(11,153)
			Noncurrent	1,746	(1,462)	284
			At September 30, 2019 (Note 25)	26,288	(29,031)

The Company uses derivative financial instruments such as forward currency contracts and forward commodities contracts to hedge against currency risk and commodities prices, respectively.

The margin deposits in operations with derivatives refer to the so-called margins by counterparties in operations with derivative instruments.

The total fair value of a derivative is classified as non-current assets or liabilities if the remaining maturity of the derivative is over 12 months, and as current assets or liabilities if the remaining maturity of the derivative is less than 12 months.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the interim condensed consolidated financial statements

September 30, 2020

(In thousands of reais, unless otherwise stated)

7.	Accounts receivable and others

	Note	September 30, 2020	June 30, 2020

Trade accounts receivable	7.1	181,038	145,692
Recoverable taxes	7.2	7,514	9,305
Advances to suppliers		8,691	20,609
Other receivables		8,471	7,744
Total current		205,714	183,350

Trade accounts receivable	7.1	308,082	240,407
Recoverable taxes	7.2	26,382	20,274
Judicial deposits	27	1,709	1,706
Total noncurrent		336,173	262,387

7.1	Trade accounts receivable

	September 30, 2020	June 30, 2020
Sales of sugarcane	51,910	30,031
Sales of grains	31,532	36,777
Sales of cattle	127	636
Leases and rentals	5,280	4,868
Sales of machinery	913	918
Sales of farms	92,492	73,678
	182,254	146,908

Allowance for expected credit losses	(1,216)	(1,216)

Total current	181,038	145,692

Sales of machinery	167	333
Sales of farms	307,915	240,074

Total noncurrent	308,082	240,407

a)	Changes in the allowance for doubtful accounts:

At June 30, 2020	1,216
At September 30, 2020	1,216

b)	Breakdown of receivables by maturity

	September 30, 2020	June 30, 2020
Falling due:
Up to 30 days	66,478	57,188
31 to 90 days	7,582	44,424
91 to 180 days	20,054	8,748
181 to 360 days	86,273	34,954
Over 360 days	308,082	240,407

Past due:
Up to 30 days	-	378
31 to 90 days	651	-
181 to 360 days	51	-
Over 360 days	1,165	1,216

	490,336	387,315

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the interim condensed consolidated financial statements

September 30, 2020

(In thousands of reais, unless otherwise stated)

c)	Sale of sugarcane

The Company has two sugarcane supply agreements. The first agreement was with Brenco Companhia Brasileira de Energia Renovável and the second agreement is included in the partnership Agreement IV, as mentioned in the Explanatory Note on Commitments, whose credit risks are assessed in accordance with the internal policy as presented in Note 4.2b.

No expected credit allowance was noted at September 30, 2020, and there is no record of default until the date of disclosure of these Financial Statements.

d)	Sale of grains

For the period ended September 30, 2020, corn and soybean were sold mainly to the clients Cargill, ADM do Brasil, and Bunge Alimentos, respectively.

e)	Receivables from sales of farms

Total amounts sold, collected and receivables from sale of farms are as follows:

	Araucária III	Araucária IV	Araucária V	Jatobá I	Jatobá II	Jatobá III	Jatobá IV	Jatobá V	Alto Taquari I	Alto Taquari II	Alto Taquari III	Bananal IX	Bananal X	Consolidated
At June 30, 2020	3,336	7,258	37,504	2,569	129,741	47,384	15,481	33,029	3,545	3,554	7,946	22,405	-	313,752
Accrual	-	-	-	-	2,904	3,885	-	-	-	-	-	-	26,858	33,647
Receipts	-	(1,750)	-	-	(23,309)	(9,038)	-	(3,550)	-	-	-	-	(7,500)	(45,147)
Fair value adjustment	588	2,090	14,230	971	40,760	15,952	6,120	12,134	1,275	1,378	2,828	94	(265)	98,155

At September 30, 2020	3,924	7,598	51,734	3,540	150,096	58,183	21,601	41,613	4,820	4,932	10,774	22,499	19,093	400,407

Current	3,924	3,826	14,629	3,540	30,722	11,909	4,565	7,144	2,446	1,668	830	7,289	-	92,492
Noncurrent	-	3,772	37,105	-	119,374	46,274	17,036	34,469	2,374	3,264	9,944	15,210	19,093	307,915

*	Of the R$7,500 received, the amount of R$2,000 was received in the period ended December 31, 2019 as advances from customers.

Information on sales and the amounts received in the period ended September 30, 2020 is presented in Notes 1.1 and 21.b.

Variable consideration

In the case of sales for which official measurement during or upon termination of the agreement is mandatory, the Company adopts the variable consideration concept set forth in IFRS 15 – Revenue and does not recognize 2.3% of the sale until the measurement is made. This percentage, whose calculation is based on the highest historical deviation plus a safety margin, represents the risk of proportional reversion upon sale recognition if there is any difference between the area negotiated and the area delivered. The Company has never delivered a narrower area than the negotiated area and recognizes the 2.3% of revenue from sale after the official measurement.

The following table provides a breakdown of credits with the variable consideration element:

	Jatobá II	Jatobá III	Jatobá IV	Jatobá V	Alto Taquari I	June 30, 2020
June 30, 2020	129,741	47,384	15,481	33,029	3,545	229,180
Variable consideration (2.3%)	3,054	1,115	364	778	83	5,394
Total	132,795	48,499	15,845	33,807	3,628	234,574

	Jatobá II	Jatobá III	Jatobá IV	Jatobá V	Alto Taquari I	September 30, 2020
September 30, 2020	-	58,183	21,601	41,613	4,820	126,217
Variable consideration (2.3%)	-	1,370	509	980	113	2,972
Total	-	59,553	22,110	42,593	4,933	129,189

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the interim condensed consolidated financial statements

September 30, 2020

(In thousands of reais, unless otherwise stated)

7.2	Recoverable taxes

	September 30, 2020	June 30, 2020

Withholding income tax (IRRF) on financial investments to be offset	3,764	3,508
Income tax losses and social contribution carryforwards	-	3,155
Other taxes and contributions to be offset	1,068	977
Tax on value added - IVA – (Paraguay)	2,682	1,665
Total current	7,514	9,305

ICMS recoverable	12,715	9,786
ICMS recoverable on property, plant and equipment	59	83
Non-cumulative PIS and COFINS to be offset	5,522	1,486
IRRF on financial investments to be offset	517	454
INSS recoverable	6	-
Tax on value added - IVA – (Paraguay)	7,563	8,465
Total noncurrent	26,382	20,274

8.	Inventories

	September 30, 2020	June 30, 2020
Soybean	8,606	68,975
Corn	30,959	37,223
Bean	673	3,279
Cotton	23,766	3,500
Other harvests	1,021	340
Agricultural products	65,025	113,317

Raw materials	62,222	25,461

	127,247	138,778

8.1	Adjustment to recoverable amount of inventories of agricultural products

At June 30, 2020	(2,661)

Reversal of provision for impairment of agricultural products	2,269
Write-offs	392

At September 30, 2020	-

9.	Biological assets

	September 30, 2020	June 30, 2020
Food cattle	6,590	9,037
Production cattle	22,939	25,444
Grain plantation	22,215	20,749
Cotton plantation	-	13,724
Sugarcane plantation	68,710	72,043
Total	120,454	140,997

Current	97,515	115,553
Noncurrent	22,939	25,444

The amounts of expenditures with plantation and tilling of crops are substantially represented by expenditures with the formation of harvest such as: seeds, fertilizers, pesticides, depreciation and manpower used in the crops.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the interim condensed consolidated financial statements

September 30, 2020

(In thousands of reais, unless otherwise stated)

The area (hectares) to be harvested corresponding to the biological assets is as follows:

	Planted area (Hectares)
	September 30, 2020	June 30, 2020
Grains (i)	-	9,836
Cotton	-	1,404
Sugarcane (ii)	24,508	26,959
	24,508	38,199

(i)	Grain crops do not include the hectares planted in the quarter because planting is in progress and the balances recognized as biological assets refer to initial planting costs and apportionments of direct and indirect costs.

(ii)	For sugarcane the area considered above refers to the total of unharvested sugarcane to be harvested, considered in the cash flow for calculation of fair value of biological assets. This area includes the hectares leased from Brenco, under the agreement signed on May 8, 2015, and the hectares referring to Partnership IV, according to contracts executed on February 7, 2017.

Changes in agricultural activity

	Current	Current	Current
	Grains	Cotton	Sugarcane
Balance at June 30, 2020	20,749	13,724	72,043

Expenditures with plantation	22,360	5,819	-
Expenditures with tilling	-	-	70,313
Fair value variation	7,634	3,031	37,016
Harvest of agricultural produce	(28,575)	(22,574)	(110,662)
Effect of conversion	47	-	-

Balance at September 30, 2020	22,215	-	68,710

Changes in cattle raising activity

	Heads of cattle (in number)	Cattle ($)
At June 30, 2020	15,064	34,481

Acquisition/birth costs	649	1,138
Handling costs	-	3,582
Sales	(5,431)	(12,613)
Deaths	(30)	(66)
Consumption	(6)	(17)
Effect of conversion	-	106
Change in fair value	-	2,918

At September 30, 2020	10,246	29,529

Quantitative data about cattle raising activity, expressed in heads of cattle

	Consumable cattle	Production cattle
At June 30, 2020	2,624	12,440

At September 30, 2020	1,116	9,130

Fair value hierarchy at September 30, 2020

	Amount	Fair value
Sugarcane	68,710	Level 3
Cattle	29,529	Level 2
Grains	22,215	Level 3

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the interim condensed consolidated financial statements

September 30, 2020

(In thousands of reais, unless otherwise stated)

The significant non-observable inputs used in the measurement of the fair value of sugarcane, grains and cotton classified as Level 3 in the fair value hierarchy, along with an analysis of quantitative sensitivity at September 30, 2020, are as follows:

Description	Evaluation method	Significant non-observable inputs	Variation of non-observable inputs	Increase in inputs	Decrease in inputs
Biological Asset - sugarcane	Discounted cash flow	- Yield	Yield: 45.0 to 115 tons per hectare.	An increase in yield generates a positive result in the fair value of biological assets.	A decrease in yield generates a negative result in the fair value of biological assets.
		- TRS (Kg of sugar per ton of sugarcane)	Total recoverable sugar: TRS 134 to 152 per ton of cane	An increase in TRS generates a positive result in the fair value of biological assets.	A decrease in TRS generates a negative result in the fair value of biological assets.

There were no reclassifications among the levels during the period.

Changes in fair value recorded in income

	September 30, 2020	September 30, 2019
Grains	7,634	670
Cotton	3,031	498
Sugarcane	37,016	38,261
Cattle	2,918	(1,211)

	50,599	38,218

10.	Investment properties – noncurrent

	Land – Farms	Buildings and improvements	Opening of area	Total in operation	Construction in progress	September 30, 2020
At September 30, 2020
Opening balance	686,051	56,995	104,533	847,579	10,682	858,261
Acquisitions	-	3	-	3	9,763	9,766
Disposals	(341)	-	(556)	(897)	-	(897)
Transfers	-	548	573	1,121	(1,121)	-
(-) Depreciation / amortization	-	(730)	(2,106)	(2,836)	-	(2,836)
Effect of conversion	5,723	426	1,614	7,763	173	7,936

Net book balance	691,433	57,242	104,058	852,733	19,497	872,230

At September 30, 2020
Total cost	691,433	71,503	179,005	941,941	19,497	961,438
Accumulated depreciation	-	(14,261)	(74,947)	(89,208)	-	(89,208)
Net book balance	691,433	57,242	104,058	852,733	19,497	872,230

Annual depreciation rates (weighted average) - %		4-20	05-20

Four farms owned by the Company are held as guarantee for loans and financing according to Note 15, representing, in the consolidated, 28% of total investment properties.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the interim condensed consolidated financial statements

September 30, 2020

(In thousands of reais, unless otherwise stated)

The table below shows the fair value of investment properties are as follows:

		Hectares				Fair value *		Cost Value **
Farm	State	September 30, 2020	June 30, 2020	Real estate	Acquisition	September 30, 2020	June 30, 2020	September 30, 2020	June 30, 2020

Jatobá	Bahia	14,930	14,930	Jaborandi Ltda	Mar-07	242,504	242,504	31,575	28,352
Alto Taquari	Mato Grosso	5,103	5,103	Mogno Ltda	Aug-07	194,504	194,504	33,228	33,259
Araucária	Goiás	5,534	5,534	Araucária Ltda	Apr-07	190,276	190,276	45,460	45,488
Chaparral	Bahia	37,182	37,182	Cajueiro Ltda	Nov-07	417,660	417,660	89,875	89,558
Nova Buriti	Minas Gerais	24,212	24,212	Flamboyant Ltda	Dec-07	35,313	35,313	23,455	23,454
Preferência	Bahia	17,799	17,799	Cajueiro Ltda	Sep-08	68,160	68,160	26,794	27,067
São José	Maranhão	17,566	17,566	Ceibo Ltda	Feb-17	247,572	247,572	111,082	110,443
Marangatu y Udra Farm	Boqueron Paraguay	59,585	59,585	Agropecuária Moroti S/A	feb-18	235,270	235,270	239,585	232,976
Arrojadinho Farm	Bahia	16,642	16,642	Agrifirma Agro Ltda	Jan-20	88,482	88,482	84,825	84,825
Rio do Meio Farm	Bahia	12,288	12,288	Agrifirma Agro Ltda	Jan-20	122,687	122,687	120,791	120,791
Serra Grande Farm	Piauí	4,489	4,489	Imobiliária Cremaq	Apr-20	30,273	30,273	26,091	26,091
		215,330	215,330			1,872,701	1,872,701	832,761	822,304

(*)	The fair value of the investment property at September 30, 2020 was R$1,872,701 (R$1,872,701 at June 30, 2019). The fair value was determined based on a comparative market approach and was prepared by the Company’s specialists. The comparable sales value of investment properties is adjusted considering the specific aspects of each property, where the price per hectare is the most relevant assumption. The fair value presented is considered as level 3 in the fair value hierarchy and there were no reclassifications among levels in the period.

(**)	At September 30, 2020 the cost value of R$832,761 (R$822,304 at June 30, 2020) is not comparable to that disclosed in the “Investment properties” note, since the note contemplates investments made in certain partnerships (leased farms), which are not an integral part of the Company’s portfolio of owned farms.

11.	Investments

a)	Changes in investments

	June 30, 2020	Capital increase	Dividends	Equity pickup	Effect from conversion	September 30, 2020
Cresca	1,615	-	-	(44)	47	1,618
Agrofy	4,127	-	-	-	-	4,127
	5,742	-	-	(44)	47	5,745

b)	Interest in joint venture

Cresca’s summarized financial information, based on the financial statements prepared in accordance with the accounting practices adopted in Brazil and with IFRS, and the reconciliation with the book value of the investment in the consolidated financial statements are presented below at fair value on the acquisition date up to September 30, 2020:

	September 30, 2020	June 30, 2020
Assets	3,500	3,489
Current	3,457	3,447
Cash and cash equivalents	176	175
Accounts receivable, inventories and other receivables	3,281	3,272

Noncurrent	43	42
Other noncurrent assets	43	42

Liabilities	264	260
Current	264	260
Trade accounts payable, taxes and loans	264	260
Total net assets	3,236	3,229
Company’s interest – 50%	50%	50%
Company’s interest in net assets at estimated fair value	1,618	1,615

	September 30, 2020	June 30, 2020
Administrative expenses	(2)	(1)
Finance costs	(86)	(79)
Profit (loss) before income tax	(88)	(80)
Profit (loss) for the period	(88)	(80)
Company’s interest – 50%	(44)	(40)

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the interim condensed consolidated financial statements

September 30, 2020

(In thousands of reais, unless otherwise stated)

12.	Property, plant and equipment

	Buildings and improvements	Equipment and facilities	Agricultural vehicles and machinery	Furniture and fixtures	Total in operation	Property, plant and equipment in progress	Sugarcane	Total property, plant and equipment
At June 30, 2020
Opening balance	111	13,774	11,022	1,044	25,951	-	81,901	107,852
Acquisitions	-	1,391	2,519	238	4,148	96	20,508	24,752
Acquisitions – business combination	-	-	14,279	1,356	15,635	-	-	15,635
Disposals	-	(115)	(4,968)	(10)	(5,093)	-	-	(5,093)
Transfers	108	92	-	-	200	(96)	(104)	-
Depreciation	(47)	(1,817)	(5,294)	(235)	(7,393)	-	(20,740)	(28,133)
Effect of conversion	-	87	776	49	912	-	-	912
Accounting balance, net	172	13,412	18,334	2,442	34,360	-	81,565	115,925

At June 30, 2020
Total cost	1,041	19,540	46,668	4,065	71,314	-	152,403	223,717
Accumulated depreciation	(869)	(6,128)	(28,334)	(1,623)	(36,954)	-	(70,838)	(107,792)
Accounting balance, net	172	13,412	18,334	2,442	34,360	-	81,565	115,925

At September 30, 2020
Opening balance	172	13,412	18,334	2,442	34,360	-	81,565	115,925
Acquisitions	-	790	5,464	563	6,817	276	808	7,901
Disposals	-	(292)	(2,825)	-	(3,117)	-	-	(3,117)
Transfers	-	276	-	-	276	(276)	-	-
Depreciation	(12)	(988)	(1,142)	(627)	(2,769)	-	(10,874)	(13,643)
Effect of conversion	-	2	77	9	88	-	-	88
Accounting balance, net	160	13,200	19,908	2,387	35,655	-	71,499	107,154

At September 30, 2020
Total cost	1,041	20,852	49,384	4,149	75,426	-	154,808	230,234
Accumulated depreciation	(881)	(7,652)	(29,476)	(1,762)	(39,771)	-	(83,309)	(123,080)
Accounting balance, net	160	13,200	19,908	2,387	35,655	-	71,499	107,154

Annual depreciation rates (weighted average) - %	2-25	10	13-20	10			16-27

13.	Right-of-use asset

	Land – Farms	Buildings and improvements	Vehicles and Agricultural Machinery	Right-of-use Total
At September 30, 2020
Opening balance	99,363	292	1,438	101,093
New contracts	-	-	2,730	2,730
(-) Depreciation / Amortization	(13,568)	(118)	(660)	(14,346)
Effect of conversion	16	5	3	24
	85,811	179	3,511	89,501

At September 30, 2020
Total cost	120,166	877	5,894	126,937
Cumulative depreciation	(34,355)	(698)	(2,383)	(37,436)
Book balance, net	85,811	179	3,511	89,501
	10-25	50	50

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the interim condensed consolidated financial statements

September 30, 2020

(In thousands of reais, unless otherwise stated)

14.	Leases payable

	Nature	September 30, 2020	June 30, 2020
Current
Finance lease sugarcane fields	Parceria III	-	287
Operating leases - IFRS 16		29,482	25,562
		29,482	25,849
Noncurrent
Finance lease sugarcane fields	Parceria IV	42,613	34,011
Operating leases - IFRS 16	-	94,883	92,503
		137,496	126,514

		166,978	152,363

Changes in leases

	June 30, 2020	Exchange differences	Monetary variation	Payments	New contracts	September 30, 2020
Finance lease sugarcane fields - Parceria III	287	-	-	(287)	-	-
Finance lease sugarcane fields - Parceria IV	34,011	-	8,602	-	-	42,613
Operating leases - IFRS 16	118,065	(24)	4,098	(504)	2,730	124,365
	152,363	(24)	12,700	(791)	2,730	166,978

As of September 30, 2020, the Company’s main contracts subject to IFRS 16 are related to agricultural partnership and land lease operations, as well as other less relevant contracts that involve leases of machinery, vehicles and properties.

Changes in lease liabilities occur upon effective payment of the lease as well as periodic restatement by variation in the soybean or sugarcane price and adjustment to present value. The impacts from adjustment to present value are recognized under financial income (loss), net in the income statement.

As of September 30, 2020, the Company and its subsidiaries held the following agreements for leases from third parties:

		Lease liabilities
Description	Location	Currency	September 30, 2020
Partnership II	Ribeiro Gonçalves - PI	R$	14,636
Partnership III	Alto Taquari - MT	R$	39,739
Partnership IV – Cane field leases	São Raimundo de Mangabeira	R$	42,612
Partnership V	São Félix do Xingu - MT	R$	35,992
Araucária	Mineiros - GO	R$	2,272
Partnership VII	Baixa Grande do Ribeiro - PI	R$	27,147
Vehicle lease	N.A.	R$	447
Services with identified assets	N.A.	R$	3,798
Lease of vehicles and office in Paraguay	Asunción - Paraguay	R$	335
		R$	166,978

The above lease liabilities, which are under IFRS 16, represent a discount rate that ranges from 4.87% to 8.93%.

The lease agreements with third parties of the Company are indexed to the price of the soybean bag in the region where each unit is located, except for Parceria III and Headquarters, where the price is determined via Consecana and fixed payments, respectively. For the cases where payments are indexed to the soybean bag, future minimum payments are estimated in number of soybean bags and translated into local currency using the soybean price of each region, on the base date of first-time adoption of IFRS 16, and adjusted to the current price at time of payment. Meanwhile, payments indexed to Consecana are determined in tons of sugarcane and translated into local currency based on the Consecana price in effect at the time.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the interim condensed consolidated financial statements

September 30, 2020

(In thousands of reais, unless otherwise stated)

With regard to the lease agreements of third parties, we also inform:

(i)	they contain no contingent payment clause;
(ii)	the lease agreements of Parceria II, V and Araucária are, for the most part, indexed to the variation in the soybean bag price, and, in the case of Parceria II, there is a clause for adjustment of payment for yield bonus;
(iii)	there are no restrictions imposed, such as those related to dividends and interest on equity, additional debt or any other that requires additional disclosure.

The future minimum lease payments of the aforementioned leases are detailed below:

1 year	29,482
2 years	23,130
3 years	23,216
4 years	26,378
5 years	16,336
Above 5 years	48,436
166,978

15.	Trade accounts payable and other liabilities

	Note	September 30, 2020	June 30, 2020

Trade accounts payable	15.1	60,499	55,603
Taxes payable		14,198	12,396
Dividends payable		28,394	28,394
Advances to customers		9,875	10,249
Other liabilities		932	4,528
Total current		113,898	111,170

Taxes payable		29,154	25,770
Other payables		3,544	2,232
Total noncurrent		32,698	28,002

15.1	Trade accounts payable

At September 30, 2020, the Company’s balance of trade accounts payable is as follows:

	September 30, 2020	June 30, 2020

Raw materials and services	60,499	55,603
	60,499	55,603

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the interim condensed consolidated financial statements

September 30, 2020

(In thousands of reais, unless otherwise stated)

16.	Loans, financing and debentures

		Annual interest rates and charges - %
	Index	September 30, 2020	June 30, 2020	September 30, 2020	June 30, 2020
Financing for agricultural costs
	Fixed rate + CDI	1.80% + 100%	1.80% + 100%	40,053	40,568
	Fixed rate	3.24%	-	7,865	-
	Fixed rate	3.90%	3.90%	9,162	9,072
	Fixed rate	6.30%	6.30%	106,539	108,057
	Fixed rate	6.34%	6.34%	3,055	3,251
	Fixed rate	7.64%	7.64%	9,248	9,076
				175,922	170,024
Financing for agricultural costs (USD)
	Fixed rate	7.00%	7.00%	2,870	2,787
	Fixed rate	8.50%	8.50%	5,861	5,573
				8,731	8,360
Financing for agricultural costs (PYG)
	Fixed rate	8.00%	8.00%	7,795	7,940
	Fixed rate	8.25%	8.25%	19,439	19,749
				27,234	27,689
Bahia Project Financing
	Fixed rate	3.50%	3.50%	10,113	10,023
	Fixed rate	-	6.50%	-	66
	Fixed rate	-	7.50%	-	165
				10,113	10,254
Financing of working capital
	Fixed rate + CDI	2% + 100%	2% + 100%	77,015	77,516
				77,015	77,516
FINAME
	Fixed rate	-	7.22%	-	230
				-	230
Financing of sugarcane
	Fixed rate	6.76%	6.76%	1,869	2,447
	Fixed rate	6.14%	6.14%	25,367	40,857
	Fixed rate	6.34%	6.34%	30,465	29,986
				57,701	73,290
Debentures
	CDI	106.50%	106.50%	56,984	88,884
	CDI	110.00%	110.00%	42,892	59,548
				99,876	148,432
(-) Transaction costs				(1,355)	(1,682)
				455,237	514,113

Current				208,061	217,274
Noncurrent				247,176	296,839

Keys:

TJLP – Long Term Interest Rate

FINAME – Financing of Machinery and Equipment (BNDES)

BNB – Banco do Nordeste

PYG – Paraguayan currency (Guarani)

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the interim condensed consolidated financial statements

September 30, 2020

(In thousands of reais, unless otherwise stated)

Breakdown of debt by index

	September 30, 2020	June 30, 2020
Fixed rate	238,293	247,597
CDI	216,944	266,516
	455,237	514,113

Maturities of short- and long-term loans, financing and debentures are broken down as follows:

	September 30, 2020	June 30, 2020
1 year	208,061	217,274
2 years	198,766	198,793
3 years	24,079	51,670
4 years	3,406	22,098
5 years	6,089	8,269
Above 5 years	14,836	16,009
	455,237	514,113

Changes in loans, financing and debentures

	June 30, 2020	Contracting	Payment of principal	Payment Interest	Appropriation of interest	Foreign exchange differences	September 30, 2020
Agricultural Cost Financing	170,024	7,856	(3,235)	(1,102)	2,379	-	175,922
Agricultural Cost Financing Overseas	36,049	-	-	(1,268)	786	398	35,965
Bahia Project Financing (*)	10,254	-	(226)	(8)	93	-	10,113
Working Capital Financing	77,516	-	-	(1,295)	794	-	77,015
Financing of Machinery and Equipment - FINAME	230	-	(222)	(8)	4	(4)	-
Sugarcane financing	73,290	-	(16,128)	(516)	1,055	-	57,701
Debentures	148,432	-	(42,647)	(6,557)	648	-	99,876
Transaction costs	(1,682)	-	-	-	327	-	(1,355)
	514,113	7,856	(62,458)	(10,754)	6,086	394	455,237

(*)	Financing to raise funds for opening of areas and improvements in Jatobá and Chaparral farms.

(a)	Loans and Financing

Covenants

All loans and financing contracts above are in Reais and have specific terms and conditions defined in the respective contracts with governmental economic and development agencies that directly or indirectly grant those loans. At September 30, 2020 and June 30, 2020, the Company’s financial agreements did not require compliance with financial covenants, but rather only operating covenants, on which the Company is in compliance.

(b)	Debentures

On May 25, 2018, one hundred forty-two thousand, two hundred (142,200) non-convertible debentures were subscribed to and paid in, with security interest, in the total of R$142,200 (R$85,200 for the first series and R$57,000 for the second).

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the interim condensed consolidated financial statements

September 30, 2020

(In thousands of reais, unless otherwise stated)

The maturity date of the first-series debentures is August 1, 2022 (“maturity date of the first series”) and their unit face value will be paid in three (3) annual installments, the first on July 30, 2020 and the final on the maturity date of the first series. Compensatory interest corresponding to one hundred six point fifty percent (106.50%) of the DI rate will be accrued on the unit face value of first-series debentures, which will be paid on July 30 of each year or on the maturity date of the first series. The maturity date of the second-series debentures is July 31, 2023 (“maturity date of the second series”) and their unit face value will be paid in four (4) annual installments, the first on July 30, 2020 and the final on the maturity date of the second series. Compensatory interest corresponding to one hundred ten percent (110.00%) of the overnight DI rate will be accrued on the unit face value of second-series debentures, which will be paid on July 30 of each year or on the maturity date of the second series.

The Debentures were linked to a securitization transaction, serving as guarantee for the issue of Certificates of Agribusiness Receivables (“CRA”) pursuant to Law No. 11076/2004 and CVM Ruling No. 414/2004, which were the object of a public distribution offer with restricted efforts, under CVM Ruling No. 476/2009 (“Restricted Offer”).

The Debentures are backed by security interest in the form of fiduciary sale of properties owned by the Company and registered under No. 6254, 6267 and 6405, all of which at the Property Records Office of Correntina in the state of Bahia.

Covenants

The debentures have covenants related to the maintenance of certain financial indicators, based on the ratio of net debt to fair value of properties for investment. Failure by the Company to attain these indicators during the term of the debentures may entail advance maturity of the debt.

At September 30, 2020, the Company is in compliance with the covenants described above.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the interim condensed consolidated financial statements

September 30, 2020

(In thousands of reais, unless otherwise stated)

17.	Income and social contribution taxes

17.1.	Deferred taxes

Deferred income and social contribution tax assets and liabilities are offset when there is a legal right to offset tax credits against tax liabilities, and provided that they refer to the same tax authority and the same legal entity.

The fiscal year for income tax and social contribution calculation purposes is different from that adopted by the Company for the preparation of its consolidated financial statements, which ends June 30 of each year.

Deferred income tax and social contribution tax assets and liabilities as of September 30, 2020 and June 30, 2020 are as follows:

	September 30, 2020	June 30, 2020
Assets
Noncurrent
Tax losses	39,186	63,066
Biological assets	77	1,389
Finance lease	22,547	13,886
Contingency, bonuses and fair value	7,461	4,794
Derivative financial instruments	19,832	4,720
Allowance for expected credit losses	835	890
Difference in cost of farms	170	170
Provision of other accounts payable	2,193	2,550
Subscription warrant	1,064	358
	93,365	91,823

Noncurrent
Biological assets	25,060	27,735
Surplus on investment	1,733	1,733
Costs of transaction	461	570
Provision of residual value and useful life of PPE assets	1,075	981
Accelerated depreciation of assets for rural activity	40,727	44,606
Deferred taxes on surplus value of PPE and investment property – Deferred taxes on surplus value of PPE and investment property – Acquisition of Agrifirma	26,657	26,947
	95,713	102,572

Deferred assets, net	36,846	23,282
Deferred liabilities, net	(39,194)	(34,031)
Net balance	(2,348)	(10,749)

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the interim condensed consolidated financial statements

September 30, 2020

(In thousands of reais, unless otherwise stated)

The net change in deferred income tax is as follows:

At June 30, 2019	20,510
Tax losses	8,511
Biological assets	(21,075)
Finance lease	10,501
Provision for legal claims, bonus, share-based compensation, present value and fair value adjustments	(4,580)
Hedge	2,535
Costs of transactions	(44)
Allowance for doubtful accounts	402
Provision for other accounts payable	82
Accelerated depreciation of assets for rural activity	(1,002)
Subscription warrant	358
Acquisition of Agrifirma	(27,731)
Deferred taxes on surplus value	784

At June 30, 2020	(10,749)

Tax losses	(23,880)
Biological assets	1,363
Finance lease	8,661
Provision for legal claims, bonus, share-based compensation, present value and fair value adjustments	2,667
Hedge	15,112
Costs of transactions	109
Allowance for doubtful accounts	(55)
Provision for other accounts payable	(357)
Accelerated depreciation of assets for rural activity	3,785
Subscription warrant	706
Deferred taxes on surplus value of PPE and investment property – Acquisition of Agrifirma	290

At September 30, 2020	(2,348)

The estimated years of realization of deferred tax assets are as follows:

September 30, 2020
2021	45,017
2022	7,382
2023	4,613
2024	4,487
2025 to 2030	31,866
93,365

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the interim condensed consolidated financial statements

September 30, 2020

(In thousands of reais, unless otherwise stated)

17.2.	Income and social contribution tax expenses

	September 30, 2020	September 30, 2019
Income before income and social contribution taxes	72,560	49,225
Combined nominal rate of income and social contribution taxes – %	34%	34%
	(24,670)	(16,737)

Equity pickup/Investment losses	(15)	(14)
Management bonuses	(18)	(30)
Share-based incentive plan - ILPA	-	126
Non-deductible expenses	(3)	-
Net effect of profits taxes abroad	-	6
Net effect of subsidiaries taxed whose profit is computed as a percentage of gross revenue (*)	29,829	8,179
Other permanent addition	(2,029)	(179)
Income and social contribution taxes for the period	3,094	(8,649)
Current	(5,307)	(4,961)
Deferred	8,401	(3,688)
	3,094	(8,649)
Effective rate	4%	-18%

(*)	For some of our real estate subsidiaries, profit tax is measured based on the regime whereby profit is computed as a percentage of gross revenue, i.e., income tax is determined on a simplified base to calculate the taxable profit (32% for lease revenues, 8% for sale of farms and 100% for other earnings). This results effectively in taxing the profit of subsidiaries at a rate lower than if taxable income were based on accounting records.

18.	Other liabilities

	September 30, 2020	June 30, 2020

Accounts payable for acquisition of Serra Grande Farm (a)	19,159	14,263
Variable consideration for acquisition of Agrifirma (b)	27,205	25,128
	46,364	39,391

Current	6,471	5,017
Noncurrent	39,893	34,374

a)	On April 20, 2020, the Company acquired 4,489 hectares of Serra Grande Farm for R$25,047. At September 30, 2020, the liability refers to the delivery of 162,000 bags of soybean divided into three annual installments of 54,000 bags each. The Company maintains its liability measured at fair value through profit or loss.

b)	The consideration transferred in exchange for control of Agrifirma is divided into four classes, classified in the financial statement in accordance with their characteristics. Restricted shares, Agrifirma Warrants and Agrifirma Warrant Dividends, given their variation factor, were classified as financial liability and are measured at fair value through profit or loss. The impact of this variation in profit or loss at September 30, 2020 was R$2,077.

The breakdown of the consideration transferred in exchange for the control of Agrifirma is shown below:

	September 30, 2020	June 30, 2020
Restricted shares	14,233	13,490
Warrants	12,162	10,860
Warrant dividends	810	778

Total	27,205	25,128

The maturities of accounts payable due to acquisition of Serra Grande Farm are broken down as follows:

1 year	6,471
2 years	33,584
3 years	6,309
46,364

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the interim condensed consolidated financial statements

September 30, 2020

(In thousands of reais, unless otherwise stated)

19.	Equity

a)	Capital (number of shares)

	Number of shares
	September 30, 2020	June 30, 2020
Shareholder

Cresud S.A.C.I.F.Y.A.	19,910,800	19,910,800

Board of Directors	190,800	192,800
Executive Board	253,653	263,453
Officers	444,453	456,253

Treasury	2,761,820	2,761,820

Other	38,987,228	38,975,428

Total shares of paid-up capital	62,104,301	62,104,301

Total outstanding shares	38,987,228	38,975,428

Outstanding shares as percentage of total shares (%)	63	63

At September 30, 2020 and June 30, 2020, the Company’s subscribed and paid-up capital amounted to R$699,811. The Company is authorized to increase its capital, regardless of amendments to the articles of incorporation, up to the limit of R$3,000,000, as determined by the Board of Directors.

b)	Capital reserve

Capital Reserves are composed of amounts received by the company that are not registered under profit or loss as revenue, since they refer to amounts allocated to capital reinforcement, which did not involve any effort from the company in delivering the goods or services.

Goodwill on share issue

The reserve recorded as of September 30, 2020 is related to the acquisition of the subsidiary Agrifirma on January 27, 2020, a transaction conducted via exchange of shares that generated a difference between the amount of the capital increase and the consideration transferred related to the unrestricted shares, as shown below:

	Number of shares	Amount
Unrestricted shares	4,402,404	97,569
Restricted shares (*)	812,981	18,018
Shares issued in the initial exchange ratio / Capital increase	5,215,385	115,587

Unrestricted shares (final exchange ratio) / Capital increase	4,044,654	82,021

Reserve of goodwill on share issue		(33,566)

(*)	Shares with restrictions on sale do not meet the definition of equity instruments and are registered as financial liabilities.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the interim condensed consolidated financial statements

September 30, 2020

(In thousands of reais, unless otherwise stated)

c)	Income reserves

Legal reserve

Pursuant to article 193 of Law No. 6404/76 and article 36, item (a), 5% (five per cent) of the Company’s net income at the end of each year must, before any other allocation, be used to set up a legal reserve, which shall not exceed 20% (twenty percent) of share capital.

The Company is allowed not to set up the legal reserve for the financial year in which the reserve balance, plus the amount of capital reserve addressed in item 1, of article 182, of Law No. 6404/76, exceeds 30% (thirty per cent) of capital. The legal reserve aims at assuring the integrity of the Company’s capital and may only be used to offset loss and increase capital.

Reserve for investment and expansion

According to article 36, item (c), of the Company’s articles of incorporation and article 196 of Law No. 6404/76, the Company may allocate the remaining portion of adjusted net income for the year ended, to reserve for investment and expansion, subject to approval on the General Shareholders’ Meeting.

The balance of the retained profits reserve, except for the reserves of unrealized profit and reserves for contingencies, may not exceed the amount of capital. Once this maximum limit is reached, the General Meeting may resolve on the investment of the exceeding portion in the payment, increase of capital or in dividend distribution.

d)	Dividends

On October 16, 2020, the Company approved the payment of dividends at the Annual Shareholders Meeting, which included mandatory minimum dividends of R$28,394 and additional dividends proposed of R$13,606. In accordance with article 40 of the Articles of Incorporation, dividends not received or claimed will be time-barred within three (3) years from the date they were made available to the shareholder and will revert to the Company.

e)	Other comprehensive income

At September 30, 2020, the effects from foreign exchange rate differences arising from the translation of Cresca, Palmeiras and Moroti financial statements amounted to R$7,309 (positive R$16,233 at September 30, 2019), and the accumulated effect reached R$122,648 (R$55,109 at September 30, 2019).

f)	Treasury shares

Under article 20, item XII of the Articles of Incorporation of the Company, the Board of Directors is responsible, among other responsibilities established therein of by law, for deliberating on the acquisition by the Company of shares issued itself, to be held in treasury and/or for later cancellation or sale.

The Company approved three (3) Share Repurchase Programs at the Board of Directors’ meetings held on: (i) September 2, 2013; (ii) June 25, 2016; and, lastly (iii) the last Share Repurchase Program of the Company, approved at the Board of Directors’ meeting held on September 20, 2016, whose term of eighteen (18) months ended on March 21, 2018. Currently there is no Share Repurchase Program in force, and the number of treasury shares at September 30, 2020 is 2,761,820, corresponding to R$31,501.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the interim condensed consolidated financial statements

September 30, 2020

(In thousands of reais, unless otherwise stated)

20.	Segment information

Segment information is presented consistently with the internal report provided by the chief operating decision maker that is the Executive Board, responsible for allocating resources, assessing the performance of the operating segments, and for making the Company’s strategic decisions.

Segment information is based on information used by BrasilAgro executive board to assess the performance of the operating segments and to make decisions on the investment of funds. The Company has six segments, namely: (i) real estate, (ii) grains, (iii) sugarcane, (iv) cattle raising, (v) cotton and (vi) other. The operating assets related to these segments are located only in Brazil. The main activity of the grains segment is the production and sale of soybean and corn.

The Sugarcane segment includes the sale of the raw product.

The Real Estate segment presents the P&L from operations carried out in the Company’s subsidiaries.

The cattle raising segment consists of producing and selling beef calves after weaning, which characterizes the activity as breeding and fattening of cattle.

The cotton segment is engaged primarily in the production and sale of cotton lint and seed.

The selected P&L and assets information by segment, which were measured in accordance with the same accounting practices used in the preparation of the financial statements, are as follows:

	September 30, 2020
			Agricultural activity
	Total	Real estate	Grains	Cotton	Sugarcane	Cattle raising	Other	Not allocated
Revenue	222,214	(575)	110,128	1,629	97,723	13,426	(117)	-
Gain from sale of farm	5,752	5,752	-	-	-	-	-	-
Changes in fair value of biological assets and agricultural products	50,599	-	7,665	3,031	37,016	2,918	(31)	-
Adjustment to net realizable value of agricultural products after harvest, net	2,269	-	2,269	-	-	-	-	-
Cost of sales	(207,539)	(530)	(100,866)	(1,969)	(88,751)	(12,101)	(3,322)	-
Gross profit (loss)	73,295	4,647	19,196	2,691	45,988	4,243	(3,470)	-

Selling expenses	(5,437)	-	(5,280)	-	-	(157)	-	-
General and administrative expenses	(7,908)	-	-	-	-	-	-	(7,908)
Other operating income	(2,813)	-	-	-	-	-	-	(2,813)
Share of loss of a joint venture	(44)	-	-	-	-	-	-	(44)
Operating income (loss)	57,093	4,647	13,916	2,691	45,988	4,086	(3,470)	(10,765)
Net financial income
Financial income	187,273	106,874	29,145	-	5,654	3,601	6,154	35,845
Financial expenses	(171,806)	(26,769)	(34,398)	-	(5,771)	(5,771)	(18,623)	(80,474)
Net income (loss) before income and social contribution taxes	72,560	84,752	8,663	2,691	45,871	1,916	(15,939)	(55,394)
Income and social contribution taxes	3,094	(4,627)	(2,945)	(915)	(15,596)	(651)	5,419	22,409
Net profit (loss) for the period	75,654	80,125	5,718	1,776	30,275	1,265	(10,520)	(32,985)
Total assets	2,141,679	1,277,917	146,630	23,890	173,654	30,434	63,945	425,209
Total liabilities	937,147	206,871	228,093	-	57,701	-	-	444,482

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the interim condensed consolidated financial statements

September 30, 2020

(In thousands of reais, unless otherwise stated)

	September 30, 2019
			Agricultural activity
	Total	Real estate	Grains	Cotton	Sugarcane	Cattle raising	Other	Not allocated
Revenue	166,006	2,061	60,825	5,226	91,936	5,980	(22)	-
Gain from sale of farm	16,572	16,572	-	-	-	-	-	-
Changes in fair value of biological assets and agricultural products (Note 9)	38,218	(1,719)	692	485	39,326	(477)	(89)	-
Adjustment to net realizable value of agricultural products after harvest, net	(1,345)	-	(496)	(849)	-	-	-	-
Cost of sales	(158,808)	(351)	(55,740)	(5,939)	(90,862)	(6,203)	287	-
Gross profit	60,643	16,563	5,281	(1,077)	40,400	(700)	176	-

Selling expenses	(3,873)	-	(3,816)	-	-	(57)	-	-
General and administrative expenses	(9,186)	-	-	-	-	-	-	(9,186)
Other operating (expense) income, net	446	-	-	-	-	-	-	446
Share of loss of a joint venture	(40)	-	-	-	-	-	-	(40)
Operating income (loss)	47,990	16,563	1,465	(1,077)	40,400	(757)	176	(8,780)
Net financial income
Financial income	71,605	39,775	5,244	-	834	-	365	25,387
Financial expenses	(70,370)	(29,557)	(265)	-	(3,386)	-	(8,086)	(29,076)

Profit (loss) before income and social contribution taxes	49,225	26,781	6,444	(1,077)	37,848	(757)	(7,545)	(12,469)

Income and social contribution taxes	(8,649)	(1,433)	(2,191)	-	(12,868)	257	2,565	5,021
Net Profit (loss) for the period	40,576	25,348	4,253	(1,077)	24,980	(500)	(4,980)	(7,448)
Total assets	1,473,756	791,106	114,446	11,408	172,850	38,820	57,089	288,037
Total liabilities	534,904	-	63,045	-	46,708	-	-	425,151

The statement of financial position accounts are represented by “Accounts receivable and others”, “Biological assets”, “Inventories of agricultural products” and “Investment properties”.

a)	Information on concentration of customers

In the period ended September 30, 2020, the Company has four customers individually representing 10% or more of the revenues from the sugarcane, grains and cotton segments, representing 68.4% of the total sales of the Company. Of these four customers, two account for 100% of the revenues from the sugarcane segment and two account for 48.5% of the revenues from the grains/cotton segment.

b)	Consolidated geographic information

Revenues and noncurrent assets, excluding financial instruments, income and social contribution taxes, deferred assets, post-employment benefits and rights arising from insurance contracts of the Consolidated, are distributed as follows:

	In Brazil		Subsidiaries abroad
	September 30, 2020	September 30, 2019	September 30, 2020	September 30, 2019
Net income	214,087	160,473	8,127	5,533

	In Brazil		Subsidiaries abroad
	September 30, 2020	June 30, 2020	September 30, 2020	June 30, 2020
Noncurrent assets	843,966	853,957	283,147	275,957

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the interim condensed consolidated financial statements

September 30, 2020

(In thousands of reais, unless otherwise stated)

21.	Revenues from contracts with customers

a)	Operating sales

	September 30, 2020	September 30, 2019
Sales of grains	112,099	61,744
Sales of cotton	1,656	5,260
Sales of sugarcane	97,726	91,937
Revenue from cattle sales	13,910	6,263
Revenue from leases	3,571	2,603
Other revenues	327	137
Gross operating revenue	229,289	167,944

Sales deductions
Taxes on sales	(7,075)	(1,938)

Revenue	222,214	166,006

b)	Sale of farms

	September 30, 2020	September 30, 2019
Sale of farm	36,406	22,650
Adjustment to present value	(2,776)	(3,676)
Gross revenue from sale of farm	33,630	18,974

Sales taxes	(248)	(693)
Cost of sale of farm	(27,630)	(1,709)

Gain from sale of farm	5,752	16,572

Income and social contribution taxes	(209)	(584)
Net profit from sale of farm	5,543	15,988

The meeting of certain obligations related to prior-year sales enabled the recognition of the revenues pending on the execution date. Of the total gross Revenue from the sale of farms, R$3,885 refers to the delivery of a 133-hectare area of Cerrado biome negotiated in the sale of Jatobá II, a condition related to the variable consideration concept provided for in IFRS 15 – Revenue from contracts with customers, mentioned in Note 7.1(e).

The sale of the Bananal X Farm (Note 1.1.b) did not affect the Gain from sale of farms because the asset was recognized at its fair value less selling expenses, as set forth in IFRS 5 – Noncurrent Assets Held for Sale and Discontinued Operations, as shown below:

September 30, 2020
Sale of farm	28,000
Present value adjustment	(1,159)
Gross revenue from sale of farms	26,841

Cost of sale	(25,231)
Commission on sale	(1,610)
Gain from sale of farms	-

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the interim condensed consolidated financial statements

September 30, 2020

(In thousands of reais, unless otherwise stated)

22.	Expenses by nature

	Cost of sales	Selling expenses	General and administrative expenses	Total
Depreciation and amortization	29,337	-	369	29,706
Personnel expenses	6,773	692	4,571	12,036
Expenses with service providers	63,578	-	1,342	64,920
Leases and rentals	(2,674)	-	15	(2,659)
Cost of raw material	53,758	-	-	53,758
Fair value of cost of agricultural products	52,683	-	-	52,683
Freight and storage	-	4,908	-	4,908
(Reversal) set-up of allowance for doubtful accounts	-	(163)	-	(163)
Maintenance, travel expenses and other	4,084	-	1,611	5,695

At September 30, 2020	207,539	5,437	7,908	220,884
Depreciation and amortization	11,648	-	324	11,972
Personnel expenses	8,239	529	6,018	14,786
Expenses with service providers	63,488	-	1,098	64,586
Leases and rentals	14,295	-	89	14,384
Cost of raw material	25,388	-	-	25,388
Fair value of cost of agricultural products	31,581	-	-	31,581
Freight and storage	-	3,344	-	3,344
Maintenance, travel expenses and other	4,169	-	1,657	5,826

At September 30, 2019	158,808	3,873	9,186	171,867

23.	Management compensation and share-based compensation

The expenses with Management compensation were recorded under “General and administrative expenses”, as follows:

	September 30, 2020	September 30, 2019
Board of directors and executive board compensation	854	679
Bonus	52	89
Overall compensation	906	768
Share grants	-	965
Total	906	1,733

The total compensation of the Company’s officers and members of the Board of Directors, for the period ended September 30, 2020 in the amount of R$14,082, was approved at the Annual General Meeting held on October 16, 2020.

a)	Share-based compensation

On October 2, 2017, the Shareholders Meeting approved the creation of the Long-term Share-based Incentive Plan (“ILPA Plan”). Under the terms of the ILPA Plan, participants will be entitled to receive a certain number of shares if they remain in the Company for a vesting period and achieve certain key performance indicators (“KPIs”). The ILPA Plan establishes that the Board of Directors will have broad powers to implement the ILPA Plan and take all measures necessary for it. The shares to be granted under the ILPA Plan may not exceed, at any time, the maximum and cumulative limit of 2% of the shares issued by the Company.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the interim condensed consolidated financial statements

September 30, 2020

(In thousands of reais, unless otherwise stated)

The first grant of incentives was approved by the Board of Directors on June 18, 2018, when the 1st ILPA Program was approved and the beneficiaries, number of shares to be granted, vesting period and KPIs to be achieved were defined.

The vesting period for the 1st ILPA Program is the period between October 2, 2017 and October 2, 2019, and participants were selected from among those who were Company employees at the start of the vesting period, considering their category and compensation on that date.

Shares will be granted to participants only if they remain in the Company until the end of the vesting period and achieve certain KPIs. One of the KPIs is a certain percentage of appreciation of the price of the AGRO3 stock in the vesting period; if such percentage is not reached, participants will not have the right to receive any shares. If the KPI of stock appreciation is achieved, the number of shares to be granted will vary in three ranges, depending on the level of achievement of three other KPIs, and will be adjusted by the dividends per share distributed in the vesting period, and will increase by an amount established in case the share appreciation exceeds the floor price.

The fair value of the benefit was estimated at R$8.96.To measure the fair value of the benefit, the Company considered the price of the AGRO3 stock on the date of the grant and projected the probable range of stock price at the end of the vesting period based on the past performance of the stock price in a period of 1 year and 4 months (compatible with the period between the grant in June 2018 and the end of the vesting period in October 2018). Considering the volatility of the AGRO3 stock, the Company determined the probability of the stock price at the end of the vesting period reaching the value necessary to achieve the appreciation KPI.

To determine the number of shares and the compensation expense, in each fiscal year the Management determines the estimated number of shares to be granted based on its best judgment of the portion of each of the three KPIs that does not depend on the stock price and the dividends to be paid in the vesting period. The expense amount is adjusted on account of such revision and the effects are recognized prospectively. The estimated expense is recognized upon the grant, in June 2018 being appropriated linearly during the vesting period, between October 2, 2017 and October 2, 2019.

In the period ended September 30, 2019, expenses with compensation amounted to R$1,510, with the cumulative amount R$4,002.

The program was terminated in January 2020, with profit or loss in the period ended September 30, 2020 not affected by the plan.

24.	Other operating income (expenses), net

	September 30, 2020	September 30, 2019
Gain (loss) on sale of PPE	(231)	585
Set-up (reversal) of provision for legal claims	(50)	88
Warrants and restricted shares (a)	(2,077)	-
Other	(455)	(227)
	(2,813)	446

(a)	In the acquisition of Agrifirma, BrasilAgro issued warrants as part of the consideration paid, which correspond to rights that entitle the selling shareholders to acquire 601,302 shares for R$0.01. The obligation was recognized as financial liabilities and continues to be measured at fair value due to compliance with certain conditions that could change the number of shares to be transferred.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the interim condensed consolidated financial statements

September 30, 2020

(In thousands of reais, unless otherwise stated)

25.	Finance income (expenses)

	Note	September 30, 2020	September 30, 2019
Finance income
Interest on marketable securities		995	1,757
Interest receivable		62	156
Monetary variation (i)		-	-
Foreign exchange variation (ii)		3,819	2,795
Gain on remeasurement of leases (iii)		2,895	834
Gain on remeasurement of receivables from sale of farms (iv)		103,979	39,775
Realized profit from derivative transactions (v)	6	39,678	4,812
Unrealized profit from derivative transactions (vi)	6	35,845	21,476
		187,273	71,605
Finance expenses
Marketable securities charges		(327)	(83)
Bank charges		(190)	(147)
Interest payable		(6,726)	(4,879)
Monetary variation (i)		(183)	-
Foreign exchange variation (ii)		(7,139)	(1,380)
Loss on remeasurement of leases (iii)		(14,818)	(5,293)
Loss on remeasurement of receivables from sale of farms (iv)		(11,951)	(29,557)
Realized loss from derivative financial transactions (v)	6	(50,182)	(4,706)
Unrealized loss from derivative financial transactions (vi)	6	(80,290)	(24,325)
		(171,806)	(70,370)

Finance income (expense), net		15,467	1,235

Net balances are as follows:

	September 30, 2020	September 30, 2019
Monetary variation (i)	(183)	-
Foreign exchange differences (ii)	(3,320)	1,415
Restatement of leases (iii)	(11,923)	(4,459)
Restatement of receivables from farm value (iv)	92,028	10,218
Income from derivatives (v)	(10,504)	106
Unrealized income from derivatives (vi)	(44,445)	(2,849)
	21,653	4,431

26.	Earnings per share

	September 30, 2020	September 30, 2019
Net profit attributed to controlling shareholders	75,654	40,576
Weighted average number of common shares issued	59,342	53,802
Effect from dilution – shares (in thousands)	521	338
Weighted average number of common shares issued adjusted by the dilution effect	59,863	54,140
Basic earnings per share	1.2749	0.7542
Diluted earnings per share	1.2638	0.7495

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the interim condensed consolidated financial statements

September 30, 2020

(In thousands of reais, unless otherwise stated)

27.	Provision for legal claims

The Company and its subsidiaries are involved in civil, labor, environmental and tax lawsuits and administrative proceedings. The provision for probable losses arising from these lawsuits are determined and updated by management, supported by the opinion of the Company’s external legal advisors.

Probable risks

	Labor	Civil	Environ.	Total
At June 30, 2020	1,018	67	400	1,485
Additions	382	-	-	382
Monetary variation	32	2	4	38
Reversal/payments	(299)	(69)	(2)	(370)
At September 30, 2020	1,133	-	402	1,535

Possible risks

The Company and its subsidiaries are parties to legal suits of civil, labor, environmental and tax natures, and administrative tax proceedings for which no provisions were set up, since they involve risk of loss classified as possible by the Company and its external legal advisors. The contingencies are as follows:

	September 30, 2020	June 30, 2020
Civil	9,681	9,532
Tax	4,534	4,511
Labor	1,840	3,389
Environmental	193	193
	16,248	17,625

Judicial deposits

	September 30, 2020	June 30, 2020
Labor	377	378
Tax	1,182	1,178
Civil	150	150
(Note 7)	1,709	1,706

28.	Commitments

a)	Contracts of sugarcane supply between BrasilAgro and Brenco

For the period ended September 30, 2020, net sugarcane sales of BrasilAgro to Brenco came to R$46.9 million, representing 21.1% of the Company’s total net revenue.

	September 30, 2020		September 30, 2019
	Number (tons)	Amount	Number (tons)	Amount
Net revenue from sugarcane	438,956	46,852	477,626	49,290

The price of sugarcane ton delivered was calculated on Total Sugar Recoverable (ATR) assessed on the sales date.

There is a future balance of sugarcane to be delivered, the estimated quantity and amounts of which are difficult to be established considering the scenarios of fluctuating market value and crop productivity.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the interim condensed consolidated financial statements

September 30, 2020

(In thousands of reais, unless otherwise stated)

b)	Sugarcane agricultural partnership agreement (IV)

On February 7, 2017, the Company entered into an agricultural partnership agreement involving a property in São Raimundo das Mangabeiras, in the state of Maranhão, named Partnership IV.

The agreement deals with sugarcane supply, in which the parties aim to regulate the price and conditions of supply, as well as the obligations of each party in a cyclical system, which involves the need to supply sugarcane, in a certain delivery frequency and schedule that is consistent with buyer’s receipt and production capacity.

For the period ended September 30, 2020, net sugarcane sales to Partnership IV came to R$50.9 million, representing 22.9% of the Company’s total net revenue.

	September 30, 2020		September 30, 2019
	Quantity (Tons)	Amount	Quantity (Tons)	Amount
Gross sugarcane sales Partnership IV	527,072	50,871	514,510	42,646

29.	Transactions with related parties

	September 30, 2020	June 30, 2020
Current assets
Accounts receivable	-	-
Dividends receivable (a)	-	-
Helmir (b)	443	314
Cresud (b)	261	176
Other (d)	212	211
	916	701

Noncurrent assets
Other (d)	1,519	1,511
	1,519	1,511

Current liabilities – trade accounts payable
Accounts payable – Cresca (c)	1,732	1,724
Cresud (b)	830	814
Moroti	-	-
Other	319	311
	2,881	2,849

a)	Dividends receivable from its subsidiaries Jaborandi, Araucária, Cajueiro, Mogno and Ceibo, in the amounts of R$85,483, R$7,445, R$500, R$5,251 and R$5,000, respectively;

b)	Expenses and revenue related to Due Diligence of new acquisitions and implementation of the budget and controls system and reimbursement of general expenses;

c)	Acquisition of biological assets and other items related to the Palmeiras operation;

d)	The amounts substantially refer to the total shares exercised under the Second and Third Programs, as detailed in Note 19.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the interim condensed consolidated financial statements

September 30, 2020

(In thousands of reais, unless otherwise stated)

30.	Insurance

The Company and its subsidiaries maintain (i) civil liability insurance for all employees working at the farms, (ii) insurance for machinery, (iii) life insurance for all the employees, as well as (iv) insurance for Directors and Officers (D&O) and for other Board members. The coverage amount is considered sufficient by management to cover risks, if any, over its assets and/or liabilities. The Company assessed the risk of farm buildings and facilities owned by the Group, as well as its inventories and biological assets, concluding that there is no need for other types of insurance due to low likelihood of risks.

Below is the table of the liabilities covered by insurance and the related amounts at September 30, 2020:

Insurance type	Coverage R$
Civil liability (D&O)	20,000
Civil, professional and general liability	10,641
Machinery/Automobiles	16,532
Fire/lightning/explosion/electrical damage	7,262
Rural multi-risk	21,400
75,835

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 25, 2021

	By:	/s/ Gustavo Javier Lopez
		Name:	Gustavo Javier Lopez
		Title:	Administrative Officer and Investor Relations Officer